Filed Pursuant to Rule 424(b)(3)
Registration No. 333-176961

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 23, 2013)

Hexion U.S. Finance Corp.	Hexion Nova Scotia Finance, ULC

$134,016,000

9.00% Second-Priority Senior Secured Notes due 2020

This is supplement No. 2 to the prospectus dated April 23, 2013 that relates to the 9.00% Second-Priority Senior Secured Notes due 2020 (the “Notes”), issued by Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC, each of which are wholly-owned subsidiaries of Momentive Specialty Chemicals Inc. (“MSC”) (each a “Co-Issuer” and also referred to herein as, an “Issuer” or the “Issuers”). The Notes and the related guarantees thereof have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-176961.

The selling security holder may sell the Notes covered by this prospectus in one or more transactions, directly to purchasers or through underwriters, brokers or dealers or agents, in public or private transactions, at fixed prices, prevailing market prices at the times of sale, prices related to the prevailing market prices, varying prices determined at the times of sale or negotiated prices. See “Plan of Distribution.”

We will not receive any of the proceeds from the sale of the Notes by the selling security holder. The selling security holder will pay any brokerage commissions and/or similar charges incurred for the sale of the Notes.

Recent Developments

We have attached to this prospectus supplement the Quarterly Report on Form 10-Q of MSC for the quarterly period ended June 30, 2013. The attached information updates and supplements, and should be read together with, the Issuers’ prospectus dated April 23, 2013, as supplemented from time to time.

See “Risk Factors” beginning on page 18 of the prospectus for a discussion of certain risks you should consider before making an investment decision in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 16, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-71

MOMENTIVE SPECIALTY CHEMICALS INC.

(Exact name of registrant as specified in its charter)

New Jersey	13-0511250
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

180 East Broad St., Columbus, OH 43215	614-225-4000
(Address of principal executive offices including zip code)	(Registrant’s telephone number including area code)

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒.

Number of shares of common stock, par value $0.01 per share, outstanding as of the close of business on August 1, 2013: 82,556,847

MOMENTIVE SPECIALTY CHEMICALS INC.

MOMENTIVE SPECIALTY CHEMICALS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(In millions, except share data)	June 30, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents (including restricted cash of $3 and $18, respectively)	$335	$419
Short-term investments	6	5
Accounts receivable (net of allowance for doubtful accounts of $16 and $17, respectively)	675	527
Inventories:
Finished and in-process goods	306	262
Raw materials and supplies	124	105
Other current assets	87	81

Total current assets	1,533	1,399

Investment in unconsolidated entities	49	42
Deferred income taxes	380	348
Other assets, net	132	109
Property and equipment:
Land	87	90
Buildings	298	305
Machinery and equipment	2,373	2,384

	2,758	2,779
Less accumulated depreciation	(1,627)	(1,612)

	1,131	1,167
Goodwill	166	169
Other intangible assets, net	86	91

Total assets	$3,477	$3,325

Liabilities and Deficit
Current liabilities:
Accounts payable	$529	$418
Debt payable within one year	78	76
Interest payable	83	63
Income taxes payable	8	4
Accrued payroll and incentive compensation	42	40
Other current liabilities	118	129

Total current liabilities	858	730

Long-term liabilities:
Long-term debt	3,705	3,419
Long-term pension and post employment benefit obligations	311	309
Deferred income taxes	18	18
Other long-term liabilities	170	166

Total liabilities	5,062	4,642

Commitments and contingencies (See Note 7)
Deficit
Common stock—$0.01 par value; 300,000,000 shares authorized, 170,605,906 issued and 82,556,847 outstanding at June 30, 2013 and December 31, 2012	1	1
Paid-in capital	520	752
Treasury stock, at cost—88,049,059 shares	(296)	(296)
Note receivable from parent	—	(24)
Accumulated other comprehensive loss	(105)	(77)
Accumulated deficit	(1,705)	(1,673)

Total deficit	(1,585)	(1,317)

Total liabilities and deficit	$3,477	$3,325

See Notes to Condensed Consolidated Financial Statements

MOMENTIVE SPECIALTY CHEMICALS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2013	2012	2013	2012
Net sales	$1,250	$1,259	$2,442	$2,495
Cost of sales	1,098	1,088	2,147	2,152

Gross profit	152	171	295	343
Selling, general and administrative expense	89	79	181	164
Asset impairments	7	—	7	23
Business realignment costs	2	3	11	18
Other operating expense (income), net	5	(3)	2	2

Operating income	49	92	94	136
Interest expense, net	76	67	150	132
Loss on extinguishment of debt	—	—	6	—
Other non-operating (income) expense, net	(2)	(1)	3	1

(Loss) income before income tax and earnings from unconsolidated entities	(25)	26	(65)	3
Income tax expense (benefit)	6	4	(26)	2

(Loss) income before earnings from unconsolidated entities	(31)	22	(39)	1
Earnings from unconsolidated entities, net of taxes	3	6	7	11

Net (loss) income	$(28)	$28	$(32)	$12

See Notes to Condensed Consolidated Financial Statements

MOMENTIVE SPECIALTY CHEMICALS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2013	2012	2013	2012
Net (loss) income	$(28)	$28	$(32)	$12
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(14)	(44)	(32)	(15)
(Loss) gain recognized from pension and postretirement benefits	(1)	—	3	—
Net losses on cash flow hedges reclassified to earnings	—	1	1	1

Other comprehensive loss	(15)	(43)	(28)	(14)

Comprehensive loss	$(43)	$(15)	$(60)	$(2)

See Notes to Condensed Consolidated Financial Statements

MOMENTIVE SPECIALTY CHEMICALS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended June 30,
(In millions)	2013	2012
Cash flows used in operating activities
Net (loss) income	$(32)	$12
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	76	77
Deferred tax benefit	(41)	(12)
Non-cash asset impairments and accelerated depreciation	7	30
Loss on extinguishment of debt	6	—
Unrealized foreign currency (gains) losses	(26)	15
Other non-cash adjustments	1	3
Net change in assets and liabilities:
Accounts receivable	(159)	(141)
Inventories	(70)	(88)
Accounts payable	119	114
Income taxes payable	6	(8)
Other assets, current and non-current	18	25
Other liabilities, current and long-term	30	(37)

Net cash used in operating activities	(65)	(10)

Cash flows used in investing activities
Capital expenditures	(60)	(58)
Capitalized interest	(1)	—
(Purchases of) proceeds from the sale of debt securities, net	(1)	2
Change in restricted cash	15	—
Investment in unconsolidated affiliates, net	(13)	(3)
Proceeds from sale of assets	1	9

Net cash used in investing activities	(59)	(50)

Cash flows provided by (used in) financing activities
Net short-term debt borrowings (repayments)	9	(15)
Borrowings of long-term debt	1,127	451
Repayments of long-term debt	(1,040)	(473)
Long-term debt and credit facility financing fees	(36)	(13)
Capital contribution from parent	—	16
Common stock dividends paid	—	(2)

Net cash provided by (used in) financing activities	60	(36)

Effect of exchange rates on cash and cash equivalents	(5)	2
Decrease in cash and cash equivalents	(69)	(94)
Cash and cash equivalents (unrestricted) at beginning of period	401	416

Cash and cash equivalents (unrestricted) at end of period	$332	$322

Supplemental disclosures of cash flow information
Cash paid for:
Interest, net	$126	$122
Income taxes, net of cash refunds	3	18
Non-cash financing activities:
Non-cash issuance of debt in exchange for loans of parent (See Note 6)	$200	$—
Non-cash distribution declared to parent (See Note 3)	208	—
Settlement of note receivable from parent (See Note 3)	24	—

See Notes to Condensed Consolidated Financial Statements

MOMENTIVE SPECIALTY CHEMICALS INC.

CONDENSED CONSOLIDATED STATEMENT OF DEFICIT (Unaudited)

(In millions)	Common Stock	Paid-in Capital	Treasury Stock	Note Receivable From Parent	Accumulated Other Comprehensive Loss (a)	Accumulated Deficit	Total
Balance at December 31, 2012	$1	$752	$(296)	$(24)	$(77)	$(1,673)	$(1,317)
Net loss	—	—	—	—	—	(32)	(32)
Other comprehensive loss	—	—	—	—	(28)	—	(28)
Stock-based compensation expense	—	1	—	—	—	—	1
Distribution declared to parent ($0.01 per share)	—	(1)	—	—	—	—	(1)
Settlement of note receivable from parent (See Note 3)	—	(24)	—	24	—	—	—
Non-cash distribution declared to parent ($2.52 per share)	—	(208)	—	—	—	—	(208)

Balance at June 30, 2013	$1	$520	$(296)	$—	$(105)	$(1,705)	$(1,585)

(a)	Accumulated other comprehensive loss at June 30, 2013 represents $111 of net foreign currency translation gains, net of tax and a $216 unrealized loss, net of tax, related to net actuarial losses and prior service costs for the Company’s defined benefit pension and postretirement benefit plans. Accumulated other comprehensive loss at December 31, 2012 represents $143 of net foreign currency translation gains, net of tax, $1 of net deferred losses on cash flow hedges and a $219 unrealized loss, net of tax, related to net actuarial losses and prior service costs for the Company’s defined benefit pension and postretirement benefit plans.

See Notes to Condensed Consolidated Financial Statements

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(In millions, except share data)

1. Background and Basis of Presentation

Based in Columbus, Ohio, Momentive Specialty Chemicals Inc., (which may be referred to as “MSC” or the “Company”) serves global industrial markets through a broad range of thermoset technologies, specialty products and technical support for customers in a diverse range of applications and industries. The Company’s business is organized based on the products offered and the markets served. At June 30, 2013, the Company had two reportable segments: Epoxy, Phenolic and Coating Resins and Forest Products Resins.

The Company’s direct parent is Momentive Specialty Chemicals Holdings LLC (“MSC Holdings”), a holding company and wholly owned subsidiary of Momentive Performance Materials Holdings LLC (“Momentive Holdings”), the ultimate parent entity of MSC. On October 1, 2010, MSC Holdings and Momentive Performance Materials Holdings Inc. (“MPM Holdings”), the parent company of Momentive Performance Materials Inc. (“MPM”), became subsidiaries of Momentive Holdings. This transaction is referred to as the “Momentive Combination.” Momentive Holdings is controlled by investment funds managed by affiliates of Apollo Management Holdings, L.P. (together with Apollo Global Management, LLC and its subsidiaries, “Apollo”). Apollo may also be referred to as the Company’s owner.

The unaudited Condensed Consolidated Financial Statements include the accounts of the Company, its majority-owned subsidiaries in which minority shareholders hold no substantive participating rights and variable interest entities (“VIEs”) in which the Company is the primary beneficiary. Intercompany accounts and transactions are eliminated in consolidation. In the opinion of management, all adjustments consisting of normal, recurring adjustments considered necessary for a fair statement have been included. Results for the interim periods are not necessarily indicative of results for the entire year.

Year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

Pursuant to the rules and regulations of the Securities and Exchange Commission, certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These unaudited Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the accompanying notes included in the Company’s most recent Annual Report on Form 10-K.

The Company revised the unaudited Condensed Consolidated Statement of Operations for the three and six months ended June 30, 2012 to correct for the classification of accelerated depreciation of $1 and $7, respectively, that was originally classified in “Other operating expense (income), net.” The amount has now been properly classified in “Cost of sales.”

The Company also revised the unaudited Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2012 to correct for the classification of certain outstanding checks that were originally classified as “Accounts payable.” The amounts have now been properly classified as a reduction to “Cash and cash equivalents.” Management does not believe these revisions were material to the Company’s unaudited Condensed Consolidated Financial Statements. The impacts of correcting the unaudited Condensed Consolidated Statement of Cash Flows for the specified period are as follows:

Consolidated Statement of Cash Flows:	As Previously Reported	Adjustments	As Revised
Net cash used in operating activities	$(11)	$1	$(10)
Cash and cash equivalents (unrestricted) at beginning of period	428	(12)	416
Cash and cash equivalents (unrestricted) at end of period	333	(11)	322

Footnotes contained herein have been revised, where applicable, for the revisions discussed above.

2. Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and also requires the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, it requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Impairment—The Company reviews long-lived definite-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based on estimated undiscounted cash flows. Measurement of the loss, if any, is based on the difference between the carrying value and fair value.

During the three months ended June 30, 2013, as a result of the likelihood that certain long-lived assets would be disposed of before the end of their estimated useful lives, resulting in lower future cash flows associated with these assets, the Company recorded impairments of $7 on these assets in its Epoxy, Phenolic and Coating Resins segment.

During the six months ended June 30, 2012, the Company recorded the following asset impairments:

As a result of the likelihood that certain long-lived assets would be disposed of before the end of their estimated useful lives, resulting in lower future cash flows associated with these assets, the Company recorded impairments of $15 and $6 on these assets in its Epoxy, Phenolic and Coating Resins and Forest Products Resins segments, respectively.

As a result of market weakness and the loss of a customer, resulting in lower future cash flows associated with certain long-lived assets within the Company’s European forest products resins business, the Company recorded impairments of $2 on these assets in its Forest Products Resins segment.

In addition, the Company recorded accelerated depreciation of $1 and $7 related to closing facilities during the three and six months ended June 30, 2012, respectively.

Subsequent Events—The Company has evaluated events and transactions subsequent to June 30, 2013 through August 13, 2013, the date of issuance of its unaudited Condensed Consolidated Financial Statements.

Reclassifications—Certain prior period balances have been reclassified to conform with current presentations.

Recently Issued Accounting Standards

Newly Issued and Adopted Accounting Standards

On February 5, 2013, the Company adopted the provisions of Accounting Standards Update No. 2013-02: Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 amended existing comprehensive income guidance and is intended to improve the reporting of reclassifications out of accumulated other comprehensive income. ASU 2013-02 requires entities to disclose additional detail about the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. ASU 2013-02 allows an entity to provide information about the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. The adoption of ASU 2013-02 did not have a material impact on the Company’s unaudited Condensed Consolidated Financial Statements. See Note 12 for the disclosures required by ASU 2013-02.

3. Related Party Transactions

Administrative Service, Management and Consulting Arrangement

The Company is subject to an Amended and Restated Management Consulting Agreement with Apollo (the “Management Consulting Agreement”) that renews on an annual basis, unless notice to the contrary is given by either party. Under the Management Consulting Agreement, the Company receives certain structuring and advisory services from Apollo and its affiliates. The Management Consulting Agreement provides indemnification to Apollo, its affiliates and their directors, officers and representatives for potential losses arising from these services. Apollo is entitled to an annual fee equal to the greater of $3 or 2% of the Company’s Adjusted EBITDA. Apollo elected to waive charges of any portion of the annual management fee due in excess of $3 for the calendar year 2013.

During both the three months ended June 30, 2013 and 2012 and during both the six months ended June 30, 2013 and 2012, the Company recognized expense under the Management Consulting Agreement of $1 and $2, respectively. This amount is included in “Other operating expense (income), net” in the Company’s unaudited Condensed Consolidated Statements of Operations.

Shared Services Agreement

On October 1, 2010, in conjunction with the Momentive Combination, the Company entered into a shared services agreement with MPM, as amended on March 17, 2011 (the “Shared Services Agreement”). Under this agreement, the Company provides to MPM, and MPM provides to the Company, certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, technology development, legal and procurement services. The Shared Services Agreement establishes certain criteria upon which the costs of such services are allocated between the Company and MPM. Pursuant to this agreement, during the six months ended June 30, 2013 and 2012, the Company incurred approximately $61 and $79, respectively, of net costs for shared services and MPM incurred approximately $46 and $75, respectively, of net costs for shared services. Included in the net costs incurred during the six months ended June 30, 2013 and 2012, were net billings from the Company to MPM of $14 and $9, respectively, to bring the percentage of total net incurred costs for shared services under the Shared Services Agreement to the applicable allocation percentage. The allocation percentage was initially set at 51% for the Company and 49% for MPM at the inception of the agreement, and for 2013 is currently set at 57% for the Company and 43% for MPM following a routine review by the Steering Committee in accordance with the terms of the Shared Services Agreement. During the six months ended June 30, 2013 and 2012, the Company realized approximately $5 and $12, respectively, in cost savings as a result of the Shared Services Agreement. The Company had accounts receivable from MPM of $2 and less than $1 as of June 30, 2013 and December 31, 2012, respectively, and accounts payable to MPM of less than $1 at both June 30, 2013 and December 31, 2012.

Purchase of MSC Holdings Debt

In 2009, the Company purchased $180 in face value of the outstanding MSC Holdings LLC PIK Debt Facility for $24, including accrued interest. The loan receivable from MSC Holdings was recorded at its acquisition value of $24 as a reduction of equity in the unaudited Condensed Consolidated Balance Sheets, as MSC Holdings is the Company’s parent. In addition, the Company has not recorded accretion of the purchase discount or interest income, as ultimate receipt of these cash flows was under the control of MSC Holdings.

During the six months ended June 30, 2013, in conjunction with the 2013 Refinancing Transactions (see Note 6), the loan receivable from MSC Holdings was settled for no consideration at the direction of MSC Holdings. As a result, the Company accounted for the settlement of the loan as a distribution to MSC Holdings of $24, which was recognized in “Paid-in Capital” in the unaudited Condensed Consolidated Balance Sheets. Additionally, during the six months ended June 30, 2013, the Company declared a distribution to MSC Holdings of $208 in connection with the retirement of the outstanding $247 aggregate principal amount of the MSC Holdings LLC PIK Facility held by an unaffiliated third party, in conjunction with the 2013 Refinancing Transactions.

Purchases and Sales of Products and Services with MPM

The Company also sells products to, and purchases products from, MPM pursuant to a Master Buy/Sell Agreement dated as of September 6, 2012 (the “Master Buy/Sell Agreement”). Prices under the agreement are determined by a formula based upon certain third party sales of the applicable product, or in the event that no qualifying third party sales have taken place, based upon the average contribution margin generated by certain third party sales of products in the same or a similar industry. The standard terms and conditions of the seller in the applicable jurisdiction apply to transactions under the Master Buy/Sell Agreement. A subsidiary of MPM also acts as a non-exclusive distributor in India for certain of the Company’s subsidiaries pursuant to Distribution Agreements dated as of September 6, 2012 (the “Distribution Agreements”). Prices under the Distribution Agreements are determined by a formula based on the weighted average sales price of the applicable product less a margin. The Master Buy/Sell Agreement and Distribution Agreements have initial terms of 3 years and may be terminated for convenience by either party thereunder upon 30 days’ prior notice in the case of the Master/Buy Sell Agreement and upon 90 days’ prior notice in the case of the Distribution Agreements. Pursuant to these agreements and other purchase orders, during the three months ended June 30, 2013 and 2012, the Company sold less than $1 of products to MPM and purchased $1 and $2, respectively. During the six months ended June 30, 2013 and 2012, the Company sold less than $1 of products to MPM and purchased $2 and $3, respectively. As of June 30, 2013 and December 31, 2012, the Company had less than $1 of accounts receivable from MPM and $1 and less than $1, respectively, of accounts payable to MPM related to these agreements.

Purchases and Sales of Products and Services with Affiliates Other than MPM

The Company sells products to various Apollo affiliates other than MPM. These sales were $36 and $4 for the three months ended June 30, 2013 and 2012, respectively, and $66 and $5 for the six months ended June 30, 2013 and 2012, respectively. Accounts receivable from these affiliates were $23 and $26 at June 30, 2013 and December 31, 2012, respectively. The Company also purchases raw materials and services from various Apollo affiliates other than MPM. These purchases were $32 and $9 for the three months ended June 30, 2013 and 2012, respectively, and $66 and $16 for the six months ended June 30, 2013 and 2012, respectively. The Company had accounts payable to these affiliates of $1 and $4 at June 30, 2013 and December 31, 2012, respectively.

Participation of Apollo Global Securities in Refinancing Transactions

During the six months ended June 30, 2013, Apollo Global Securities, LLC (“AGS”), an affiliate of Apollo, acted as one of the initial purchasers and received approximately $1 in connection with the sale of an additional $1,100 aggregate principal amount of the Company’s 6.625% First-Priority Senior Secured Notes due 2020. AGS also received $1 in structuring fees in connection with the 2013 Refinancing Transactions.

During the six months ended June 30, 2012, AGS acted as one of the initial purchasers and received approximately $1 in connection with the sale of $450 aggregate principal amount of the Company’s 6.625% First-Priority Senior Secured Notes due 2020.

Other Transactions and Arrangements

Momentive Holdings purchases insurance policies which also cover the Company and MPM. Amounts are billed to the Company based on the Company’s relative share of the insurance premiums. No amounts were billed to the Company from Momentive Holdings for the three or six months ended June 30, 2013 or 2012. The Company had accounts payable to Momentive Holdings of less than $1 and $4 under these arrangements at June 30, 2013 and December 31, 2012, respectively.

The Company sells finished goods to, and purchases raw materials from, its foundry joint venture between the Company and Delta-HA, Inc. (“HAI”). The Company also provides toll-manufacturing and other services to HAI. The Company’s investment in HAI is recorded under the equity method of accounting, and the related sales and purchases are not eliminated from the Company’s unaudited Condensed Consolidated Financial Statements. However, any profit on these transactions is eliminated in the Company’s unaudited Condensed Consolidated Financial Statements to the extent of the Company’s 50% interest in HAI. Sales and services provided to HAI were $26 and $28 for the three months ended June 30, 2013 and 2012, respectively, and $53 and $56 for the six months ended June 30, 2013 and 2012, respectively. Accounts receivable from HAI were $18 and $16 at June 30, 2013 and December 31, 2012, respectively. Purchases from HAI were $10 and $14 for the three months ended June 30, 2013 and 2012, respectively, and $31 and $24 for the six months ended June 30, 2013 and 2012, respectively. The Company had accounts payable to HAI of $6 at both June 30, 2013 and December 31, 2012. Additionally, HAI declared dividends to the Company of $8 and $3 during the three months ended June 30, 2013 and 2012, respectively, and $15 and $13 during the six months ended June 30, 2013 and 2012, respectively. $3 remains outstanding related to these previously declared dividends as of June 30, 2013.

The Company’s purchase contracts with HAI represent a significant portion of HAI’s total revenue, and this factor results in the Company absorbing the majority of the risk from potential losses or the majority of the gains from potential returns. However, the Company does not have the power to direct the activities that most significantly impact HAI, and therefore, does not consolidate HAI. The carrying value of HAI’s assets were $62 and $52 at June 30, 2013 and December 31, 2012, respectively. The carrying value of HAI’s liabilities were $28 and $18 at June 30, 2013 and December 31, 2012, respectively.

In February 2013, the Company and HAI resolved a dispute regarding raw material pricing. As part of the resolution, the Company will provide discounts to HAI on future purchases of dry and liquid resins totaling $16 over a period of three years. The $16 settlement was recorded net of $8 of income during the year ended December 31, 2012, which represented the Company’s benefit from the discounts due to its 50% ownership interest in HAI.

The Company had a loan receivable from its unconsolidated forest products joint venture in Russia of less than $1 as of both June 30, 2013 and December 31, 2012. The Company also had royalties receivable from its unconsolidated forest products joint venture in Russia of $5 as of both June 30, 2013 and December 31, 2012.

4. Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.

•

Level 3: Unobservable inputs that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

Recurring Fair Value Measurements

Following is a summary of assets and liabilities measured at fair value on a recurring basis as of June 30, 2013 and December 31, 2012:

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
June 30, 2013
Derivative liabilities	$—	$—	$—	$—
December 31, 2012
Derivative liabilities	$—	$(1)	$—	$(1)

Level 1 derivative liabilities primarily consist of financial instruments traded on exchange or futures markets. Level 2 derivative liabilities consist of derivative instruments transacted primarily in over-the-counter markets.

There were no transfers between Level 1, Level 2 or Level 3 measurements during the three or six months ended June 30, 2013 or 2012.

The Company calculates the fair value of its Level 1 derivative liabilities using quoted market prices. The Company calculates the fair value of its Level 2 derivative liabilities using standard pricing models with market-based inputs, adjusted for nonperformance risk. When its financial instruments are in a liability position, the Company evaluates its credit risk as a component of fair value. At both June 30, 2013 and December 31, 2012, no adjustment was made by the Company to reduce its derivative liabilities for nonperformance risk.

When its financial instruments are in an asset position, the Company is exposed to credit loss in the event of nonperformance by other parties to these contracts and evaluates their credit risk as a component of fair value.

Non-recurring Fair Value Measurements

The Company recorded losses of $7 as a result of measuring assets at fair value on a non-recurring basis during the three months ended June 30, 2013, which were valued using Level 3 inputs.

During the three months ended June 30, 2013, as a result of the likelihood that certain long-lived assets would be disposed of before the end of their estimated useful lives, resulting in lower future cash flows associated with these assets, the Company wrote down long-lived assets with a carrying value of $8 to fair value of $1, resulting in an impairment charge of $7 within its Epoxy, Phenolic and Coating Resins segment. These assets were valued by using a discounted cash flow analysis based on assumptions that market participants would use. Significant unobservable inputs in the model included projected short-term future cash flows associated with these long-lived assets through the projected disposal date. Future projected short-term cash flows were derived from forecast models based upon budgets prepared by the Company’s management.

The Company recorded losses of $23 as a result of measuring assets at fair value on a non-recurring basis during the six months ended June 30, 2012, all of which were valued using Level 3 inputs.

During the six months ended June 30, 2012, as a result of the likelihood that certain long-lived assets would be disposed of before the end of their estimated useful lives, resulting in lower future cash flows associated with these assets, the Company wrote down long-lived assets with a carrying value of $26 to fair value of $5, resulting in impairment charges of $15 and $6 within its Epoxy, Phenolic and Coating Resins and Forest Products Resins segments, respectively. These assets were valued by using a discounted cash flow analysis based on assumptions that market participants would use. Significant unobservable inputs in the model included projected short-term future cash flows, projected growth rates and discount rates associated with these long-lived assets. Future projected short-term cash flows and growth rates were derived from probability-weighted forecast models based upon budgets prepared by the Company’s management. These projected future cash flows were discounted using rates ranging from 2% to 3%.

During the six months ended June 30, 2012, as a result of market weakness and the loss of a customer, resulting in lower future cash flows associated with certain long-lived assets, the Company wrote-down assets with a carrying value of $22 to a fair value of $20, resulting in an impairment charge of $2 within its Forest Products Resins segment. These assets were valued using a discounted cash flow analysis based on assumptions that market participants would use and incorporated probability-weighted cash flows based on the likelihood of various possible scenarios. Significant unobservable inputs in the model included projected future cash flows, projected growth rates and discount rates associated with these long-lived assets. Future projected cash flows and growth rates were derived from probability-weighted forecast models based upon budgets prepared by the Company’s management. These projected future cash flows were discounted using rates ranging from 2% to 10%.

Non-derivative Financial Instruments

The following table summarizes the carrying amount and fair value of the Company’s non-derivative financial instruments:

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total
June 30, 2013
Debt	$3,783	$—	$3,736	$10	$3,746
December 31, 2012
Debt	$3,495	$—	$3,410	$11	$3,421

Fair values of debt classified as Level 2 are determined based on other similar financial instruments, or based upon interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities. Level 3 amounts represent capital leases whose fair value is determined through the use of present value and specific contract terms. The carrying amounts of cash and cash equivalents, short term investments, accounts receivable, accounts payable and other accrued liabilities are considered reasonable estimates of their fair values due to the short-term maturity of these financial instruments.

5. Derivative Instruments and Hedging Activities

Derivative Financial Instruments

The Company is exposed to certain risks related to its ongoing business operations. The primary risks managed by using derivative instruments are foreign currency exchange risk, interest rate risk and commodity price risk. The Company does not hold or issue derivative financial instruments for trading purposes.

Foreign Exchange Rate Swaps

International operations account for a significant portion of the Company’s revenue and operating income. The Company’s policy is to reduce foreign currency cash flow exposure from exchange rate fluctuations by hedging anticipated and firmly committed transactions when it is economically feasible. The Company periodically enters into forward contracts to buy and sell foreign currencies to reduce foreign exchange exposure and protect the U.S. dollar value of certain transactions to the extent of the amount under contract. The counterparties to our forward contracts are financial institutions with investment grade ratings. The Company does not apply hedge accounting to these derivative instruments.

Interest Rate Swaps

The Company periodically uses interest rate swaps to alter interest rate exposures between fixed and floating rates on certain long-term debt. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated using an agreed-upon notional principal amount. The counterparties to the interest rate swap agreements are financial institutions with investment grade ratings.

In July 2010, the Company entered into a two-year interest rate swap agreement, which matured on January 2, 2013. This swap was designed to offset the cash flow variability that resulted from interest rate fluctuations on the Company’s variable rate debt. This swap became effective on January 4, 2011 and had an initial notional amount of $350, which was subsequently amortized down to $325. The Company paid a fixed rate of 1.032% and received a variable one month LIBOR rate. The Company accounted for the swap as a qualifying cash flow hedge.

In December 2011, the Company entered into a three-year interest rate swap agreement with a notional amount of AUD $6, which became effective on January 3, 2012 and will mature on December 5, 2014. The Company pays a fixed rate of 4.140% and receives a variable rate based on the 3 month Australian Bank Bill Rate. The Company has not applied hedge accounting to this derivative instrument.

Commodity Contracts

The Company is exposed to price fluctuations associated with raw materials purchases, most significantly with methanol, phenol, urea, acetone, propylene, and chlorine. For these commodity raw materials, the Company has purchase contracts in place that contain periodic price adjustment provisions. The Company also adds selling price provisions to certain customer contracts that are indexed to publicly available indices for the associated commodity raw materials. The board of directors approves all commodity futures and commodity commitments based on delegation of authority documents.

The Company hedges a portion of its electricity purchases for certain manufacturing plants. The Company enters into forward contracts with fixed prices to hedge electricity pricing at these plants. Any unused electricity is net settled for cash each month based on the market electricity price versus the contract price. The Company also hedges a portion of its natural gas purchases for certain North American plants using futures contracts. The natural gas contracts are settled for cash each month based on the closing market price on the last day the contract trades on the New York Mercantile Exchange. The Company does not apply hedge accounting to these electricity or natural gas future contracts.

The following tables summarize the Company’s derivative financial instruments, which are recorded as “Other current liabilities” in the unaudited Condensed Consolidated Balance Sheets:

	June 30, 2013		December 31, 2012
Liability Derivatives	Notional Amount	Fair Value Liability	Notional Amount	Fair Value Liability
Derivatives designated as hedging instruments:
Interest Rate Swaps
Interest swap – 2010	$—	$—	$325	$—

Total		$—		$—

Derivatives not designated as hedging instruments:
Interest Rate Swap
Australian dollar interest swap	$6	$—	$6	$—
Commodity Contracts
Electricity contracts	2	—	3	(1)
Natural gas futures	2	—	3	—

Total		$—		$(1)

	Gain Recognized in Income on Derivative for the Three Months Ended:
Derivatives Not Designated as Hedging Instruments	June 30, 2013	June 30, 2012	Location of Gain Recognized in Income on Derivative
Commodity Contracts
Electricity contracts	$—	$—	Cost of sales
Natural gas futures	—	1	Cost of sales

Total	$—	$1

	Gain (Loss) Recognized in Income on Derivative for the Six Months Ended:
Derivatives Not Designated as Hedging Instruments	June 30, 2013	June 30, 2012	Location of Gain (Loss) Recognized in Income on Derivative
Commodity Contracts
Electricity contracts	$—	$1	Cost of sales
Natural gas futures	—	(1)	Cost of sales

Total	$—	$—

6. Debt Obligations

Debt outstanding at June 30, 2013 and December 31, 2012 is as follows:

	June 30, 2013		December 31, 2012
	Long-Term	Due Within One Year	Long-Term	Due Within One Year
Senior Secured Credit Facilities:
Floating rate term loans due 2015	$—	$—	$895	$15
Senior Secured Notes:
6.625% First-Priority Senior Secured Notes due 2020 (includes $8 of unamortized debt premium at June 30, 2013)	1,558	—	450	—
8.875% Senior Secured Notes due 2018 (includes $5 and $6 of unamortized debt discount at June 30, 2013 and December 31, 2012, respectively)	1,195	—	994	—
Floating rate Second-Priority Senior Secured Notes due 2014	—	—	120	—
9.00% Second-Priority Senior Secured Notes due 2020	574	—	574	—
Debentures:
9.2% debentures due 2021	74	—	74	—
7.875% debentures due 2023	189	—	189	—
8.375% sinking fund debentures due 2016	40	20	60	2
Other Borrowings:
Australia Facility due 2014	38	5	31	5
Brazilian bank loans	16	42	18	41
Capital Leases	9	1	10	1
Other	12	10	4	12

Total	$3,705	$78	$3,419	$76

2013 Refinancing Activities

In January 2013, the Company issued $1,100 aggregate principal amount of 6.625% First-Priority Senior Secured Notes due 2020 at an issue price of 100.75% (the “New First-Priority Senior Secured Notes”). The Company used the net proceeds of $1,108 ($1,100 plus a premium of $8) to (i) repay approximately $910 of term loans under the Company’s senior secured credit facilities, (ii) purchase $89 aggregate principal amount of the Company’s Floating Rate Second-Priority Senior Secured Notes due 2014 (the “Floating Rate Notes”) in a tender offer, (iii) satisfy and discharge the remaining $31 aggregate principal amount of the Floating Rate Notes, which were redeemed on March 2, 2013 at a redemption price equal to 100% plus accrued and unpaid interest to the redemption date, (iv) pay related transaction costs and expenses and (v) provide incremental liquidity of $54. The New First-Priority Senior Secured Notes were issued as additional notes under the indenture governing the Company’s existing 6.625% First-Priority Senior Secured Notes due 2020 and have the same terms as such notes.

In January 2013, the Company also issued $200 aggregate principal amount of 8.875% Senior Secured Notes due 2018 at an issue price of 100% (the “New Senior Secured Notes”). The New Senior Secured Notes were issued to lenders in exchange for loans of MSC Holdings, which were retired in full. The Company did not receive any cash proceeds from the issuance of the New Senior Secured Notes. The New Senior Secured Notes were issued as additional notes under the indenture governing the Company’s existing 8.875% Senior Secured Notes due 2018 and have the same terms as such notes.

In March 2013, the Company entered into a new $400 asset-based revolving loan facility, subject to a borrowing base (the “ABL Facility”). The ABL Facility replaced the $171 revolving credit facility and the $47 synthetic letter of credit facility under the Company’s senior secured credit facilities. Collectively, we refer to these transactions as the “2013 Refinancing Transactions.”

The Company incurred approximately $36 in fees associated with the 2013 Refinancing Transactions, which have been deferred and are recorded in “Other assets, net” in the unaudited Condensed Consolidated Balance Sheets. The deferred fees will be amortized over the contractual life of the respective debt obligations on an effective interest basis. Additionally, $6 in unamortized deferred financing fees were written-off related to the debt that was repaid and extinguished. These fees are included in “Loss on extinguishment of debt” in the unaudited Condensed Consolidated Statements of Operations.

The ABL Facility has a five-year term unless, on the date that is 91 days prior to the scheduled maturity of the 8.875% Senior Secured Notes due 2018, more than $50 aggregate principal amount of 8.875% Senior Secured Notes due 2018 is outstanding, in which case the ABL Facility will mature on such earlier date. Availability under the ABL Facility is $400, subject to a borrowing base based on a specified percentage of eligible accounts receivable and inventory. The borrowers under the ABL Facility include the Company and Momentive Specialty Chemicals Canada Inc., Momentive Specialty Chemicals B.V., Momentive Specialty Chemicals UK Limited and Borden Chemical UK Limited, each a wholly owned subsidiary of the Company. The ABL Facility bears interest at a floating rate based on, at the Company’s option, an adjusted LIBOR rate plus an initial applicable margin of 2.25% or an alternate base rate plus an initial applicable margin of 1.25%. From and after the date of delivery of the Company’s financial statements for the first fiscal quarter ended after the effective date of the ABL Facility, the applicable margin for such borrowings will be adjusted depending on the availability under the ABL Facility. As of June 30, 2013, the applicable margin for LIBOR rate loans was 1.75% and for alternate base rate loans was 0.75%. In addition to paying interest on outstanding principal under the ABL Facility, the Company is required to pay a commitment fee to the lenders in respect of the unutilized commitments at an initial rate equal to 0.50% per annum, subject to adjustment depending on the usage. The ABL Facility does not have any financial maintenance covenants, other than a fixed charge coverage ratio of 1.0 to 1.0 that only applies if availability under the ABL Facility is less than the greater of (a) $40 and (b) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time. The fixed charge coverage ratio under the credit agreement governing the ABL Facility is generally defined as the ratio of (a) Adjusted EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured on a last twelve months, or LTM, basis. The ABL Facility is secured by, among other things, first-priority liens on most of the inventory and accounts receivable and related assets of the Company, its domestic subsidiaries and certain of its foreign subsidiaries (the “ABL Priority Collateral”), and by second-priority liens on certain collateral that generally includes most of the Company’s, its domestic subsidiaries’ and certain of its foreign subsidiaries’ assets other than the ABL Priority Collateral, in each case subject to certain exceptions and permitted liens. Available borrowings under the ABL Facility were $368 as of June 30, 2013, and there were no outstanding borrowings under the ABL Facility as of June 30, 2013.

7. Commitments and Contingencies

Environmental Matters

The Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials. The Company is subject to extensive environmental regulation at the federal, state and local levels as well as foreign laws and regulations, and is therefore exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Environmental Institution of Paraná IAP—On August 10, 2005, the Environmental Institute of Paraná (IAP), an environmental agency in the State of Paraná, provided Hexion Quimica Industria, the Company’s Brazilian subsidiary, with notice of an environmental assessment in the amount of 12 Brazilian reais. The assessment related to alleged environmental damages to the Paranagua Bay caused in November 2004 from an explosion on a shipping vessel carrying methanol purchased by the Company. The investigations performed by the public authorities have not identified any actions of the Company that contributed to or caused the accident. The Company responded to the assessment by filing a request to have it cancelled and by obtaining an injunction precluding execution of the assessment pending adjudication of the issue. In November 2010, the Court denied the Company’s request to cancel the assessment and lifted the injunction that had been issued. The Company responded to the ruling by filing an appeal in the State of Paraná Court of Appeals. In March 2012, the Company was informed that the Court of Appeals had denied the Company’s appeal. The Company continues to believe that the assessment is invalid, and on June 4, 2012 it filed appeals to the Superior Court of Justice and the Supreme Court of Brazil. The Company continues to believe it has strong defenses against the validity of the assessment, and does not believe that a loss is probable. At June 30, 2013, the amount of the assessment, including tax, penalties, monetary correction and interest, is 31 Brazilian reais, or approximately $14.

Hillsborough County—The Company is named in a lawsuit filed on July 12, 2004 in Hillsborough County, Florida Circuit Court, for an animal feed supplement processing site formerly operated by the Company and sold in 1980. The lawsuit is filed on behalf of multiple residents of Hillsborough County living near the site and it alleges various injuries from exposure to toxic chemicals. The Company does not have adequate information from which to estimate a potential range of liability, if any. The court dismissed a similar lawsuit brought on behalf of a class of plaintiffs in November 2005.

The following table summarizes all probable environmental remediation, indemnification and restoration liabilities, including related legal expenses, at June 30, 2013 and December 31, 2012:

	Number of Sites		Liability		Range of Reasonably Possible Costs
Site Description	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012	Low	High
Geismar, LA	1	1	$16	$17	$10	$24
Superfund and offsite landfills – allocated share:
Less than 1%	17	22	1	1	1	2
Equal to or greater than 1%	12	12	6	6	5	13
Currently-owned	13	13	7	7	5	13
Formerly-owned:
Remediation	11	11	6	2	6	16
Monitoring only	4	4	1	1	—	1

Total	58	63	$37	$34	$27	$69

These amounts include estimates for unasserted claims that the Company believes are probable of loss and reasonably estimable. The estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based. To establish the upper end of a range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. At June 30, 2013 and December 31, 2012, $12 and $9, respectively, has been included in “Other current liabilities” in the unaudited Condensed Consolidated Balance Sheets with the remaining amount included in “Other long-term liabilities.”

Following is a discussion of the Company’s environmental liabilities and the related assumptions at June 30, 2013:

Geismar, LA Site—The Company formerly owned a basic chemicals and polyvinyl chloride business that was taken public as Borden Chemicals and Plastics Operating Limited Partnership (“BCPOLP”) in 1987. The Company retained a 1% interest, the general partner interest and the liability for certain environmental matters after BCPOLP’s formation. Under a Settlement Agreement approved by the United States Bankruptcy Court for the District of Delaware among the Company, BCPOLP, the United States Environmental Protection Agency and the Louisiana Department of Environmental Quality, the Company agreed to perform certain of BCPOLP’s obligations for soil and groundwater contamination at BCPOLP’s Geismar, Louisiana site. The Company bears the sole responsibility for these obligations because there are no other potentially responsible parties (“PRP”) or third parties from whom the Company could seek reimbursement.

A groundwater pump and treat system to remove contaminants is operational, and natural attenuation studies are proceeding. If closure procedures and remediation systems prove to be inadequate, or if additional contamination is discovered, costs that would approach the higher end of the range of possible outcomes could result.

Due to the long-term nature of the project, the reliability of timing and the ability to estimate remediation payments, a portion of this liability was recorded at its net present value, assuming a 3% discount rate and a time period of 25 years. The range of possible outcomes is discounted in a similar manner. The undiscounted liability, which is expected to be paid over the next 25 years, is approximately $24. Over the next five years, the Company expects to make ratable payments totaling $6.

Superfund Sites and Offsite Landfills—The Company is currently involved in environmental remediation activities at a number of sites for which it has been notified that it is, or may be, a PRP under the United States Comprehensive Environmental Response, Compensation and Liability Act or similar state “superfund” laws. The Company anticipates approximately 50% of the estimated liability for these sites will be paid within the next five years, with the remainder over the next twenty-five years. The Company generally does not bear a significant level of responsibility for these sites, and as a result, has little control over the costs and timing of cash flows.

The Company’s ultimate liability will depend on many factors including its share of waste volume, the financial viability of other PRPs, the remediation methods and technology used, the amount of time necessary to accomplish remediation and the availability of insurance coverage. The range of possible outcomes takes into account the maturity of each project, resulting in a more narrow range as the project progresses. To estimate both its current reserves for environmental remediation at these sites and the possible range of additional costs, the Company has not assumed that it will bear the entire cost of remediation of every site to the exclusion of other known PRPs who may be jointly and severally liable. The Company has limited information to assess the viability of other PRPs and their probable contribution on a per site basis. The Company’s insurance provides very limited, if any, coverage for these environmental matters.

Sites Under Current Ownership—The Company is conducting environmental remediation at a number of locations that it currently owns, of which ten sites are no longer in operation. As the Company is performing a portion of the remediation on a voluntary basis, it has some control over the costs to be incurred and the timing of cash flows. The Company expects to pay approximately $5 of these liabilities within the next five years, with the remainder over the next ten years. The factors influencing the ultimate outcome include the methods of remediation elected, the conclusions and assessment of site studies remaining to be completed, and the time period required to complete the work. No other parties are responsible for remediation at these sites.

Formerly-Owned Sites—The Company is conducting, or has been identified as a PRP in connection with, environmental remediation at a number of locations that it formerly owned and/or operated. Remediation costs at these former sites, such as those associated with our former phosphate mining and processing operations, could be material. The final costs to the Company will depend on the method of remediation chosen and the level of participation of third parties.

Monitoring Only Sites—The Company is responsible for a number of sites that require monitoring where no additional remediation is expected. The Company has established reserves for costs related to these sites. Payment of these liabilities is anticipated to occur over the next ten or more years. The ultimate cost to the Company will be influenced by fluctuations in projected monitoring periods or by findings that are different than anticipated.

Indemnifications—In connection with the acquisition of certain of the Company’s operating businesses, the Company has been indemnified by the sellers against certain liabilities of the acquired businesses, including liabilities relating to both known and unknown environmental contamination arising prior to the date of the purchase. The indemnifications may be subject to certain exceptions and limitations, deductibles and indemnity caps. While it is reasonably possible that some costs could be incurred, except for those sites identified above, the Company has inadequate information to allow it to estimate a potential range of liability, if any.

Non-Environmental Legal Matters

The Company is involved in various legal proceedings in the ordinary course of business and had reserves of $19 and $22 at June 30, 2013 and December 31, 2012, respectively, for all non-environmental legal defense costs incurred and settlement costs that it believes are probable and estimable. At June 30, 2013 and December 31, 2012, $7 and $8 , respectively, has been included in “Other current liabilities” in the unaudited Condensed Consolidated Balance Sheets, with the remaining amount included in “Other long-term liabilities.”

Following is a discussion of significant non-environmental legal proceedings:

Brazil Tax Claim— On October 15, 2012, the Appellate Court for the State of Sao Paulo rendered a unanimous decision in favor of the Company on this claim, which has been pending since 1992. In 1992, the State of Sao Paulo Administrative Tax Bureau issued an assessment against the Company’s Brazilian subsidiary claiming that excise taxes were owed on certain intercompany loans made for centralized cash management purposes. These loans and other internal flows of funds were characterized by the Tax Bureau as intercompany sales. Since that time, management and the Tax Bureau have held discussions and the Company filed an administrative appeal seeking cancellation of the assessment. The Administrative Court upheld the assessment in December 2001. In 2002, the Company filed a second appeal with the highest-level Administrative Court, again seeking cancellation of the assessment. In February 2007, the highest-level Administrative Court upheld the assessment. The Company requested a review of this decision. On April 23, 2008, the Brazilian Administrative Tax Tribunal issued its final decision upholding the assessment against the Company. The Company filed an Annulment action in the Brazilian Judicial Courts in May 2008 along with a request for an injunction to suspend the tax collection. The injunction was granted upon the Company pledging certain properties and assets in Brazil during the pendency of the Annulment action in lieu of depositing an amount equivalent to the assessment with the Court. In September 2010, in the Company’s favor, the Court adopted its appointed expert’s report finding that the transactions in question were intercompany loans and other legal transactions. The State Tax Bureau appealed this decision in December 2010, and the Appellate Court ruled in the Company’s favor on October 15, 2012, as described above. On January 7, 2013, the State Tax Bureau appealed the decision to the Superior Court of Justice. The Company has replied to the appeal, and continues to believe that a loss contingency is not probable. At June 30, 2013, the amount of the assessment, including tax, penalties, monetary correction and interest, is 70 Brazilian reais, or approximately $31.

Other Legal Matters—The Company is involved in various other product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings in addition to those described above, including actions that allege harm caused by products the Company has allegedly made or used, containing silica, vinyl chloride monomer and asbestos. The Company believes it has adequate reserves and that it is not reasonably possible that a loss exceeding amounts already reserved would be material. Furthermore, the Company has insurance to cover claims of these types.

8. Pension and Postretirement Benefit Plans

Following are the components of net pension and postretirement expense (benefit) recognized by the Company for the three and six months ended June 30, 2013 and 2012:

	Pension Benefits				Non-Pension Postretirement Benefits
	Three Months Ended June 30,				Three Months Ended June 30,
	2013		2012		2013		2012
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Service cost	$—	$4	$—	$2	$—	$—	$—	$—
Interest cost on projected benefit obligation	2	5	3	5	—	—	—	—
Expected return on assets	(3)	(4)	(4)	(4)	—	—	—	—
Amortization of prior service cost (benefit)	—	—	2	—	—	1	(2)	—
Amortization of actuarial loss	3	2	—	—	—	—	—	—

Net expense (benefit)	$2	$7	$1	$3	$—	$1	$(2)	$—

	Pension Benefits				Non-Pension Postretirement Benefits
	Six Months Ended June 30,				Six Months Ended June 30,
	2013		2012		2013		2012
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Service cost	$1	$8	$1	$4	$—	$—	$—	$—
Interest cost on projected benefit obligation	5	9	6	9	—	—	—	—
Expected return on assets	(7)	(6)	(8)	(7)	—	—	—	—
Amortization of prior service cost (benefit)	—	—	4	—	—	1	(4)	—
Amortization of actuarial loss	5	4	—	—	—	—	—	—

Net expense (benefit)	$4	$15	$3	$6	$—	$1	$(4)	$—

9. Segment Information

The Company’s business segments are based on the products that the Company offers and the markets that it serves. At June 30, 2013, the Company had two reportable segments: Epoxy, Phenolic and Coating Resins and Forest Products Resins. A summary of the major products of the Company’s reportable segments follows:

•

Epoxy, Phenolic and Coating Resins: epoxy specialty resins, phenolic encapsulated substrates, versatic acids and derivatives, basic epoxy resins and intermediates, phenolic specialty resins and molding compounds, polyester resins, acrylic resins and vinylic resins

•	Forest Products Resins: forest products resins and formaldehyde applications

Reportable Segments

Following are net sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by reportable segment. Segment EBITDA is defined as EBITDA adjusted for certain non-cash items and other income and expenses. Segment EBITDA is the primary performance measure used by the Company’s senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Corporate and Other is primarily corporate general and administrative expenses that are not allocated to the segments, such as shared service and administrative functions, foreign exchange gains and losses and legacy company costs not allocated to continuing segments.

Net Sales (1):

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Epoxy, Phenolic and Coating Resins	$799	$796	$1,564	$1,590
Forest Products Resins	451	463	878	905

Total	$1,250	$1,259	$2,442	$2,495

(1)	Intersegment sales are not significant and, as such, are eliminated within the selling segment.

Segment EBITDA:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Epoxy, Phenolic and Coating Resins	$73	$101	$141	$215
Forest Products Resins	59	56	114	102
Corporate and Other	(14)	(12)	(32)	(26)

Reconciliation of Segment EBITDA to Net (Loss) Income:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Segment EBITDA:
Epoxy, Phenolic and Coating Resins	$73	$101	$141	$215
Forest Products Resins	59	56	114	102
Corporate and Other	(14)	(12)	(32)	(26)
Reconciliation:
Items not included in Segment EBITDA:
Asset impairments	(7)	—	(7)	(23)
Business realignment costs	(2)	(3)	(11)	(18)
Integration costs	(2)	(1)	(5)	(6)
Other	(15)	(3)	(26)	(21)

Total adjustments	(26)	(7)	(49)	(68)
Interest expense, net	(76)	(67)	(150)	(132)
Loss on extinguishment of debt	—	—	(6)	—
Income tax (expense) benefit	(6)	(4)	26	(2)
Depreciation and amortization	(38)	(39)	(76)	(77)

Net (loss) income	$(28)	$28	$(32)	$12

Items Not Included in Segment EBITDA

Not included in Segment EBITDA are certain non-cash items and other income and expenses. For the three and six months ended June 30, 2013, these items primarily include expenses from retention programs and unrealized foreign exchange transaction losses. For the three and six months ended June 30, 2012, these items primarily include stock-based compensation expense, accelerated depreciation recorded on closing facilities, net realized and unrealized foreign exchange transaction gains and losses and losses on the disposal of assets.

Business realignment costs for the three and six months ended June 30, 2013 primarily relate to expenses from minor restructuring programs and costs for environmental remediation at certain formerly owned locations. Business realignment costs for the three and six months ended June 30, 2012 primarily include expenses from the restructuring and cost optimization programs implemented in early 2012. Integration costs for the three and six months ended June 30, 2013 and 2012 primarily represent integrations costs associated with the Momentive Combination.

10. Share Based Compensation

On March 8, 2013, the Compensation Committee of the Board of Managers of Momentive Holdings approved grants of unit options and restricted deferred units under the Momentive Performance Materials Holdings LLC 2011 Equity Incentive Plan (the “2011 Equity Plan”). The unit options are rights to purchase common units of Momentive Holdings at a fixed price. The restricted deferred units are rights to receive a common unit of Momentive Holdings. The awards contain restrictions on transferability and other typical terms and conditions.

The following is a summary of key terms of the stock-based awards granted to MSC employees under the 2011 Equity Plan on March 8, 2013:

Award	Units Granted	Vesting Terms	Option/Unit Term
Unit Options	3,971,667	Time-vest ratably over 4 years; Accelerated vesting six months after a change of control event as defined by the 2011 Equity Plan	10 years

Restricted Deferred Units (“RDUs”)	3,136,150	Performance-based: Vest upon the earlier of 1) one year from the achievement of the targeted common unit value and a realization event or 2) six months from the achievement of the targeted common unit value and a change in control event, as such terms are defined by the 2011 Equity Plan	N/A

Unit Options

On March 8, 2013, the Company granted Unit Options with an aggregate grant date fair value of approximately $2. The fair value was estimated at the grant date using a Monte Carlo valuation method. The Monte Carlo valuation method requires the use of a range of assumptions. The range of risk-free interest rates was 0.11% to 2.06%, expected volatility rates ranged from 28.1% to 35.5% and the dividend rate was 0%. The expected life assumption is not used in the Monte Carlo valuation method, but the output of the model indicated a weighted-average expected life of 6.2 years.

Restricted Deferred Units

On March 8, 2013, the Company granted RDUs with performance and market conditions with an aggregate grant date fair value of approximately $4. The fair value was estimated at the grant date using the same Monte Carlo valuation method and assumptions used for the Unit Options. The RDUs have an indefinite life, thus the term used in the valuation model was 30 years, which resulted in a weighted-average expected life of 22 years. As of June 30, 2013, it is not probable the related RDUs will vest. Compensation cost will be recognized over the service period once the satisfaction of the performance condition is probable.

Although the 2011 Equity Plan, under which the above awards were granted, is sponsored by Momentive Holdings, the underlying compensation cost represents compensation costs paid for by Momentive Holdings on MSC’s behalf, as a result of the employees’ services to MSC. All compensation cost is recorded over the requisite service period on a graded-vesting basis.

11. Summarized Financial Information of Unconsolidated Affiliate

Summarized financial information of the unconsolidated affiliate HAI as of June 30, 2013 and December 31, 2012 and for the three and six months ended June 30, 2013 and 2012 is as follows:

	June 30, 2013	December 31, 2012
Current assets	$35	$40
Non-current assets	27	12
Current liabilities	28	18
Non-current liabilities	—	—

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net sales	$44	$49	$89	$99
Gross profit	11	12	22	25
Pre-tax income	24	9	31	18
Net income	23	8	30	17

12. Changes in Accumulated Other Comprehensive Loss

Following is a summary of changes “Accumulated other comprehensive loss” for the three and six months ended June 30, 2013 and 2012:

	Three Months Ended June 30, 2013				Three Months Ended June 30, 2012
	Gains and (Losses) on Cash Flow Hedges	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Gains (Losses)	Total	Gains and (Losses) on Cash Flow Hedges	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Gains (Losses)	Total
Beginning balance	$—	$(215)	$125	$(90)	$(1)	$(112)	$159	$46
Other comprehensive loss before reclassifications, net of tax	—	(6)	(14)	(20)	—	—	(44)	(44)
Amounts reclassified from Accumulated other comprehensive loss, net of tax	—	5	—	5	1	—	—	1

Net other comprehensive (loss) income	—	(1)	(14)	(15)	1	—	(44)	(43)

Ending balance	$—	$(216)	$111	$(105)	$—	$(112)	$115	$3

	Six Months Ended June 30, 2013				Six Months Ended June 30, 2012
	Gains and (Losses) on Cash Flow Hedges	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Gains (Losses)	Total	Gains and (Losses) on Cash Flow Hedges	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Gains (Losses)	Total
Beginning balance	$(1)	$(219)	$143	$(77)	$(1)	$(112)	$130	$17
Other comprehensive loss before reclassifications, net of tax	—	(6)	(32)	(38)	—	—	(15)	(15)
Amounts reclassified from Accumulated other comprehensive loss, net of tax	1	9	—	10	1	—	—	1

Net other comprehensive income (loss)	1	3	(32)	(28)	1	—	(15)	(14)

Ending balance	$—	$(216)	$111	$(105)	$—	$(112)	$115	$3

	Amount Reclassified From Accumulated Other Comprehensive Loss for the Three Months Ended:
Amount Reclassified From Accumulated Other Comprehensive Loss	June 30, 2013	June 30, 2012		Location of Reclassified Amount in Income
Gains and losses on cash flow hedges:
Interest rate swaps	$—	$1		Interest expense, net

Total before income tax	—	1
Income tax benefit	—	—		Income tax expense (benefit)

Total	$—	$1

Amortization of defined benefit pension and other postretirement benefit items:
Prior service costs	$1	$—	(1)
Actuarial losses	5	—	(1)

Total before income tax	6	—
Income tax benefit	(1)	—		Income tax expense (benefit)

Total	5	—

Total	$5	$1

	Amount Reclassified From Accumulated Other Comprehensive Loss for the Six Months Ended:
Amount Reclassified From Accumulated Other Comprehensive Loss	June 30, 2013	June 30, 2012		Location of Reclassified Amount in Income
Gains and losses on cash flow hedges:
Interest rate swaps	$—	$1		Interest expense, net

Total before income tax	—	1
Income tax expense	1	—		Income tax expense (benefit)

Total	$1	$1

Amortization of defined benefit pension and other postretirement benefit items:
Prior service costs	$1	$—	(1)
Actuarial losses	9	—	(1)

Total before income tax	10	—
Income tax benefit	(1)	—		Income tax expense (benefit)

Total	9	—

Total	$10	$1

(1)	These accumulated other comprehensive income components are included in the computation of net pension and postretirement benefit expense (see Note 8).

13. Income Taxes

In January 2013, the American Taxpayer Relief Act of 2012 (the “Act”) was signed into law. The Act retroactively reinstated and extended the controlled foreign corporation look-through rule, which provides for the exclusion of certain foreign earnings from U.S. federal taxation from January 1, 2012 through December 31, 2013. The impact of the Act has been accounted for in the period of enactment. As a result, the Company recognized a related discrete tax benefit of $29 during the six months ended June 30, 2013.

In the third quarter of 2013, the Company expects to reach a settlement agreement with tax authorities in a foreign jurisdiction as a result of negotiations related to various intercompany transactions. Upon signing of the final agreement with the tax authorities, the Company expects to release approximately $33 of unrecognized tax benefits. The tax benefit from the release will be offset by an increase in the valuation allowance in this foreign jurisdiction. Consequently, as a result of the expected settlement in the third quarter of 2013, the Company expects to reverse a domestic deferred tax asset related to these various intercompany transactions that will result in a tax expense of approximately $57.

14. Guarantor/Non-Guarantor Subsidiary Financial Information

The Company and certain of its U.S. subsidiaries guarantee debt issued by its wholly owned subsidiaries Hexion Nova Scotia, ULC and Hexion U.S. Finance Corporation (together, the “Subsidiary Issuers”), which includes the 6.625% First-Priority Senior Secured Notes due 2020, 8.875% Senior Secured Notes due 2018 and the 9.00% Second-Priority Senior Secured Notes due 2020.

The following information contains the condensed consolidating financial information for MSC (the parent), the Subsidiary Issuers, the combined subsidiary guarantors (Momentive Specialty Chemical Investments Inc.; Borden Chemical Foundry; LLC, Lawter International, Inc.; HSC Capital Corporation; Momentive International, Inc.; Momentive CI Holding Company; NL COOP Holdings LLC and Oilfield Technology Group, Inc.) and the combined non-guarantor subsidiaries, which includes all of the Company’s foreign subsidiaries.

All of the Subsidiary Issuers and Subsidiary Guarantors are 100% owned by MSC. All guarantees are full and unconditional, and are joint and several. There are no significant restrictions on the ability of the Company to obtain funds from its domestic subsidiaries by dividend or loan. While the Company’s Australian, New Zealand and Brazilian subsidiaries are restricted in the payment of dividends and intercompany loans due to the terms of their credit facilities, there are no material restrictions on the Company’s ability to obtain cash from the remaining non-guarantor subsidiaries.

This information includes allocations of corporate overhead to the combined non-guarantor subsidiaries based on net sales. Income tax expense has been provided on the combined non-guarantor subsidiaries based on actual effective tax rates.

MOMENTIVE SPECIALTY CHEMICALS INC.

JUNE 30, 2013

CONDENSED CONSOLIDATING BALANCE SHEET (Unaudited)

	Momentive Specialty Chemicals Inc.	Subsidiary Issuers	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents (including restricted cash of $0 and $3, respectively)	$225	$—	$—	$110	$—	$335
Short-term investments	—	—	—	6	—	6
Accounts receivable, net	209	—	—	466	—	675
Intercompany accounts receivable	170	74	—	605	(849)	—
Intercompany loans receivable—current portion	221	—	—	354	(575)	—
Inventories:
Finished and in-process goods	119	—	—	187	—	306
Raw materials and supplies	47	—	—	77	—	124
Other current assets	35	—	—	52	—	87

Total current assets	1,026	74	—	1,857	(1,424)	1,533

Investment in unconsolidated entities	182	—	28	32	(193)	49
Deferred income taxes	370	—	—	10	—	380
Other assets, net	33	63	2	34	—	132
Intercompany loans receivable	1,149	3,362	29	3,849	(8,389)	—
Property and equipment, net	490	—	—	641	—	1,131
Goodwill	93	—	—	73	—	166
Other intangible assets, net	50	—	—	36	—	86

Total assets	$3,393	$3,499	$59	$6,532	$(10,006)	$3,477

Liabilities and (Deficit) Equity
Current liabilities:
Accounts payable	$171	$—	$—	$358	$—	$529
Intercompany accounts payable	116	6	—	727	(849)	—
Debt payable within one year	20	—	—	58	—	78
Intercompany loans payable within one year	200	—	—	375	(575)	—
Interest payable	9	73	—	1	—	83
Income taxes payable	2	—	—	6	—	8
Accrued payroll and incentive compensation	11	—	—	31	—	42
Other current liabilities	59	—	—	59	—	118

Total current liabilities	588	79	—	1,615	(1,424)	858

Long-term liabilities:
Long-term debt	309	3,327	—	69	—	3,705
Intercompany loans payable	3,394	—	7	4,988	(8,389)	—
Accumulated losses of unconsolidated subsidiaries in excess of investment	470	—	108	—	(578)	—
Long-term pension and post employment benefit obligations	92	—	—	219	—	311
Deferred income taxes	1	2	—	15	—	18
Other long-term liabilities	124	6	—	40	—	170

Total liabilities	4,978	3,414	115	6,946	(10,391)	5,062

Total (deficit) equity	(1,585)	85	(56)	(414)	385	(1,585)

Total liabilities and (deficit) equity	$3,393	$3,499	$59	$6,532	$(10,006)	$3,477

MOMENTIVE SPECIALTY CHEMICALS INC.

DECEMBER 31, 2012

CONDENSED CONSOLIDATING BALANCE SHEET

	Momentive Specialty Chemicals Inc.	Subsidiary Issuers	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents (including restricted cash of $0 and $18, respectively)	$276	$—	$—	$143	$—	$419
Short-term investments	—	—	—	5	—	5
Accounts receivable, net	177	—	—	350	—	527
Intercompany accounts receivable	126	52	—	318	(496)	—
Intercompany loans receivable—current portion	162	—	—	624	(786)	—
Inventories:
Finished and in-process goods	109	—	—	153	—	262
Raw materials and supplies	35	—	—	70	—	105
Other current assets	38	—	—	43	—	81

Total current assets	923	52	—	1,706	(1,282)	1,399

Investment in unconsolidated entities	252	—	42	18	(270)	42
Deferred income taxes	337	—	—	11	—	348
Other assets, net	—	42	28	39	—	109
Intercompany loans receivable	773	2,273	27	3,835	(6,908)	—
Property and equipment, net	493	—	—	674	—	1,167
Goodwill	93	—	—	76	—	169
Other intangible assets, net	53	—	—	38	—	91

Total assets	$2,924	$2,367	$97	$6,397	$(8,460)	$3,325

Liabilities and (Deficit) Equity
Current liabilities:
Accounts payable	$136	$—	$—	$282	$—	$418
Intercompany accounts payable	96	4	1	395	(496)	—
Debt payable within one year	13	—	—	63	—	76
Intercompany loans payable within one year	197	—	—	589	(786)	—
Interest payable	12	51	—	—	—	63
Income taxes payable	3	—	—	1	—	4
Accrued payroll and incentive compensation	14	—	—	26	—	40
Other current liabilities	64	—	—	65	—	129

Total current liabilities	535	55	1	1,421	(1,282)	730

Long term liabilities:
Long-term debt	860	2,138	—	421	—	3,419
Intercompany loans payable	2,303	4	7	4,594	(6,908)	—
Accumulated losses of unconsolidated subsidiaries in excess of investment	325	—	107	—	(432)	—
Long-term pension and post employment benefit obligations	98	—	—	211	—	309
Deferred income taxes	—	1	—	17	—	18
Other long-term liabilities	120	6	—	40	—	166

Total liabilities	4,241	2,204	115	6,704	(8,622)	4,642

Total (deficit) equity	(1,317)	163	(18)	(307)	162	(1,317)

Total liabilities and (deficit) equity	$2,924	$2,367	$97	$6,397	$(8,460)	$3,325

MOMENTIVE SPECIALTY CHEMICALS INC.

THREE MONTHS ENDED JUNE 30, 2013

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Momentive Specialty Chemicals Inc.	Subsidiary Issuers	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$572	$—	$—	$729	$(51)	$1,250
Cost of sales	485	—	—	664	(51)	1,098

Gross profit	87	—	—	65	—	152
Selling, general and administrative expense	29	—	—	60	—	89
Asset impairments	—	—	—	7	—	7
Business realignment costs	2	—	—	—	—	2
Other operating (income) expense, net	(1)	—	—	6	—	5

Operating income (loss)	57	—	—	(8)	—	49
Interest expense, net	8	67	—	1	—	76
Intercompany interest expense (income)	47	(67)	—	20	—	—
Other non-operating (income) expense, net	(8)	—	—	6	—	(2)

Income (loss) before income tax and (losses) earnings from unconsolidated entities	10	—	—	(35)	—	(25)
Income tax (benefit) expense	(4)	—	—	10	—	6

Income (loss) before (losses) earnings from unconsolidated entities	14	—	—	(45)	—	(31)
(Losses) earnings from unconsolidated entities, net of taxes	(42)	—	(17)	1	61	3

Net loss	$(28)	$—	$(17)	$(44)	$61	$(28)

Comprehensive (loss) income	$(43)	$1	$(16)	$(62)	$77	$(43)

MOMENTIVE SPECIALTY CHEMICALS INC.

THREE MONTHS ENDED JUNE 30, 2012

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Momentive Specialty Chemicals Inc.	Subsidiary Issuers	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$576	$—	$—	$761	$(78)	$1,259
Cost of sales	484	—	—	682	(78)	1,088

Gross profit	92	—	—	79	—	171
Selling, general and administrative expense	17	—	—	62	—	79
Business realignment costs	2	—	—	1	—	3
Other operating (income) expense, net	(4)	—	—	1	—	(3)

Operating income	77	—	—	15	—	92
Interest expense, net	14	46	—	7	—	67
Intercompany interest expense (income)	35	(49)	—	14	—	—
Other non-operating expense (income), net	22	—	1	(24)	—	(1)

Income (loss) before income tax and earnings from unconsolidated entities	6	3	(1)	18	—	26
Income tax expense	3	—	—	1	—	4

Income (loss) before earnings from unconsolidated entities	3	3	(1)	17	—	22
Earnings from unconsolidated entities, net of taxes	25	—	5	2	(26)	6

Net income	$28	$3	$4	$19	$(26)	$28

Comprehensive (loss) income	$(15)	$—	$5	$(2)	$(3)	$(15)

MOMENTIVE SPECIALTY CHEMICALS INC.

SIX MONTHS ENDED JUNE 30, 2013

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Momentive Specialty Chemicals Inc.	Subsidiary Issuers	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$1,109	$—	$—	$1,437	$(104)	$2,442
Cost of sales	949	—	—	1,302	(104)	2,147

Gross profit	160	—	—	135	—	295
Selling, general and administrative expense	57	—	—	124	—	181
Asset impairments	—	—	—	7	—	7
Business realignment costs	6	—	—	5	—	11
Other operating expense (income), net	3	(4)	—	3	—	2

Operating income (loss)	94	4	—	(4)	—	94
Interest expense, net	18	128	—	4	—	150
Intercompany interest expense (income)	91	(130)	—	39	—	—
Loss on extinguishment of debt	2	—	—	4	—	6
Other non-operating expense (income), net	7	—	—	(4)	—	3

(Loss) income before income tax and (losses) earnings from unconsolidated entities	(24)	6	—	(47)	—	(65)
Income tax (benefit) expense	(42)	1	—	15	—	(26)

Income (loss) before (losses) earnings from unconsolidated entities	18	5	—	(62)	—	(39)
(Losses) earnings from unconsolidated entities, net of taxes	(50)	—	(23)	2	78	7

Net (loss) income	$(32)	$5	$(23)	$(60)	$78	$(32)

Comprehensive (loss) income	$(60)	$5	$(23)	$(78)	$96	$(60)

MOMENTIVE SPECIALTY CHEMICALS INC.

SIX MONTHS ENDED JUNE 30, 2012

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Momentive Specialty Chemicals Inc.	Subsidiary Issuers	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$1,114	$—	$—	$1,530	$(149)	$2,495
Cost of sales	942	—	—	1,359	(149)	2,152

Gross profit	172	—	—	171	—	343
Selling, general and administrative expense	47	—	—	117	—	164
Asset impairments	—	—	—	23	—	23
Business realignment costs	4	—	—	14	—	18
Other operating (income) expense, net	(3)	—	—	5	—	2

Operating income	124	—	—	12	—	136
Interest expense, net	30	85	—	17	—	132
Intercompany interest expense (income)	65	(91)	—	26	—	—
Other non-operating expense (income), net	11	—	—	(10)	—	1

Income (loss) before income tax and (losses) earnings from unconsolidated entities	18	6	—	(21)	—	3
Income tax expense	2	—	—	—	—	2

Income (loss) before (losses) earnings from unconsolidated entities	16	6	—	(21)	—	1
(Losses) earnings from unconsolidated entities, net of taxes	(4)	—	3	2	10	11

Net income (loss)	$12	$6	$3	$(19)	$10	$12

Comprehensive (loss) income	$(2)	$4	$4	$(23)	$15	$(2)

MOMENTIVE SPECIALTY CHEMICALS INC.

SIX MONTHS ENDED JUNE 30, 2013

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

	Momentive Specialty Chemicals Inc.	Subsidiary Issuers	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows provided by (used in) operating activities	$7	$1	$13	$9	$(95)	$(65)

Cash flows provided by (used in) investing activities
Capital expenditures	(29)	—	—	(31)	—	(60)
Capitalized interest	—	—	—	(1)	—	(1)
Purchases of debt securities, net	—	—	—	(1)	—	(1)
Capital contribution to subsidiary	(15)	—	(10)	—	25	—
Change in restricted cash	—	—	—	15	—	15
Investment in unconsolidated affiliates, net	—	—	—	(13)	—	(13)
Proceeds from sale of assets	—	—	—	1	—	1
Return of capital from subsidiary from sales of accounts receivable	75	—	—	—	(75)	—

	31	—	(10)	(30)	(50)	(59)

Cash flows (used in) provided by financing activities
Net short-term debt borrowings	—	—	—	9	—	9
Borrowings of long-term debt	—	1,108	—	19	—	1,127
Repayments of long-term debt	(544)	(120)	—	(376)	—	(1,040)
Net intercompany loan borrowings (repayments)	467	(882)	(1)	416	—	—
Long-term debt and credit facility financing fees	(12)	(24)	—	—	—	(36)
Capital contribution from parent	—	—	10	15	(25)	—
Common stock dividends paid	—	(83)	(12)	—	95	—
Return of capital to parent from sales of accounts receivable	—	—	—	(75)	75	—

	(89)	(1)	(3)	8	145	60

Effect of exchange rates on cash and cash equivalents	—	—	—	(5)	—	(5)
Decrease in cash and cash equivalents	(51)	—	—	(18)	—	(69)
Cash and cash equivalents (unrestricted) at beginning of period	276	—	—	125	—	401

Cash and cash equivalents (unrestricted) at end of period	$225	$—	$—	$107	$—	$332

MOMENTIVE SPECIALTY CHEMICALS INC.

SIX MONTHS ENDED JUNE 30, 2012

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

	Momentive Specialty Chemicals Inc.	Subsidiary Issuers	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows provided by (used in) operating activities	$13	$8	$12	$(25)	$(18)	$(10)

Cash flows provided by (used in) investing activities
Capital expenditures	(25)	—	—	(33)	—	(58)
Proceeds from sale of debt securities, net	—	—	—	2	—	2
Capital contribution to subsidiary	(15)	—	(10)	—	25	—
Funds remitted to unconsolidated affiliates	—	—	—	(3)	—	(3)
Proceeds from sale of assets	9	—	—	—	—	9
Return of capital from subsidiary from sales of accounts receivable	42	—	—	—	(42)	—

	11	—	(10)	(34)	(17)	(50)

Cash flows provided by (used in) financing activities
Net short-term debt repayments	—	—	—	(15)	—	(15)
Borrowings of long-term debt	—	450	—	1	—	451
Repayments of long-term debt	(272)	—	—	(201)	—	(473)
Net intercompany loan borrowings (repayments)	270	(439)	(2)	171	—	—
Long-term debt and credit facility financing fees	(2)	(11)	—	—	—	(13)
Capital contribution from parent	16	—	10	15	(25)	16
Common stock dividends paid	(2)	(8)	(10)	—	18	(2)
Return of capital to parent from sales of accounts receivable	—	—	—	(42)	42	—

	10	(8)	(2)	(71)	35	(36)

Effect of exchange rates on cash and cash equivalents	—	—	—	2	—	2
Increase (decrease) in cash and cash equivalents	34	—	—	(128)	—	(94)
Cash and cash equivalents (unrestricted) at beginning of period	212	—	—	204	—	416

Cash and cash equivalents (unrestricted) at end of period	$246	$—	$—	$76	$—	$322

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (dollar amounts in millions)

The following commentary should be read in conjunction with the audited financial statements and the accompanying notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our most recent Annual Report on Form 10-K.

Within the following discussion, unless otherwise stated, “the second quarter of 2013” refers to the three months ended June 30, 2013 and “the second quarter of 2012” refers to the three months ended June 30, 2012.

Forward-Looking and Cautionary Statements

Certain statements in this report, including without limitation, certain statements made under the caption “Overview and Outlook,” are forward-looking statements within the meaning of and made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In addition, our management may from time to time make oral forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “project,” “plan,” “estimate,” “may,” “will,” “could,” “should,” “seek” or “intend” and similar expressions. Forward-looking statements reflect our current expectations and assumptions regarding our business, the economy and other future events and conditions and are based on currently available financial, economic and competitive data and our current business plans. Actual results could vary materially depending on risks and uncertainties that may affect our operations, markets, services, prices and other factors as discussed in the Risk Factors section of this report and our other filings with the Securities and Exchange Commission (the “SEC”). While we believe our assumptions are reasonable, we caution you against relying on any forward-looking statements as it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a weakening of global economic and financial conditions, interruptions in the supply of or increased cost of raw materials, changes in governmental regulations and related compliance and litigation costs, difficulties with the realization of cost savings in connection with our strategic initiatives, including transactions with our affiliate, Momentive Performance Materials Inc., pricing actions by our competitors that could affect our operating margins, the impact of our substantial indebtedness, our failure to comply with financial covenants under our credit facilities or other debt, and the other factors listed in the Risk Factors section of this report and in our other SEC filings. For a more detailed discussion of these and other risk factors, see the Risk Factors section in our most recent Annual Report on Form 10-K, our other filings made with the SEC and this report. All forward-looking statements are expressly qualified in their entirety by this cautionary notice. The forward-looking statements made by us speak only as of the date on which they are made. Factors or events that could cause our actual results to differ may emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Overview and Outlook

Business Overview

We are a large participant in the specialty chemicals industry, and a leading producer of adhesive and structural resins and coatings. Thermosets are a critical ingredient for virtually all paints, coatings, glues and other adhesives produced for consumer or industrial uses. We provide a broad array of thermosets and associated technologies and have significant market positions in all of the key markets that we serve.

Our products are used in thousands of applications and are sold into diverse markets, such as forest products, architectural and industrial paints, packaging, consumer products and automotive coatings, as well as higher growth markets, such as composites, UV cured coatings and electrical composites. Major industry sectors that we serve include industrial/marine, construction, consumer/durable goods, automotive, wind energy, aviation, electronics, architectural, civil engineering, repair/remodeling and oil and gas field support. Key drivers for our business include general economic and industrial conditions, including housing starts, auto build rates and active gas drilling rigs. In addition, due to the nature of our products and the markets we serve, competitor capacity constraints and the availability of similar products in the market may impact our results. As is true for many industries, our financial results are impacted by the effect on our customers of economic upturns or downturns, as well as by the impact on our own costs to produce, sell and deliver our products. Our customers use most of our products in their production processes. As a result, factors that impact their industries have significantly affected our results.

Through our worldwide network of strategically located production facilities, we serve more than 5,700 customers in over 100 countries. Our global customers include large companies in their respective industries, such as 3M, Ashland Chemical, BASF, Bayer, DuPont, GE, Halliburton, Honeywell, Louisiana Pacific, Owens Corning, PPG Industries, Sumitomo, Valspar and Weyerhaeuser.

Momentive Combination and Shared Services Agreement

In October 2010, our parent, Momentive Specialty Chemicals Holdings LLC (“MSC Holdings”), and Momentive Performance Materials Holdings Inc., the parent company of Momentive Performance Materials Inc. (“MPM”), became subsidiaries of a newly formed holding company, Momentive Performance Materials Holdings LLC (“Momentive Holdings”). We refer to this transaction as the “Momentive Combination.” In connection with the closing of the Momentive Combination, we entered into a shared services agreement with MPM, as amended on March 17, 2011 (the “Shared Services Agreement”), pursuant to which we will provide to MPM, and MPM will provide to us, certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, technology development, legal and procurement services. The Shared Services Agreement establishes certain criteria upon which the costs of such services are allocated between us and MPM and requires that the Steering Committee formed under the agreement meet no less than annually to evaluate and determine an equitable allocation percentage. The allocation percentage for 2013 is set at 57% for us and 43% for MPM.

The Momentive Combination, including the Shared Services Agreement, has resulted in significant synergies for us, including shared services and logistics optimization, best-of-source contractual terms, procurement savings, regional site rationalization and administrative and overhead savings. We expect these synergies to continue, and project achieving a total of approximately $65 of cost savings in connection with the Shared Services Agreement and recent divestitures. Through June 30, 2013, we have realized $64 of these savings on a run-rate basis, and anticipate fully realizing the remaining anticipated savings over the next 6 to 9 months.

Reportable Segments

The Company’s business segments are based on the products that we offer and the markets that we serve. At June 30, 2013, the Company had two reportable segments: Epoxy, Phenolic and Coating Resins and Forest Products Resins. A summary of the major products of the Company’s reportable segments follows:

•

Epoxy, Phenolic and Coating Resins: epoxy specialty resins, phenolic encapsulated substrates, versatic acids and derivatives, basic epoxy resins and intermediates, phenolic specialty resins and molding compounds, polyester resins, acrylic resins and vinylic resins

•	Forest Products Resins: forest products resins and formaldehyde applications

First Half 2013 Overview

•

Net sales decreased 2% in the first half of 2013 as compared to the first half of 2012, due primarily to a decrease in demand in certain of our product lines, as well as the closure of a facility in our European forest products resins business in the third quarter of 2012 and the sale of two facilities in the Asia Pacific region in the second quarter of 2012. These decreases were partially offset by raw material-driven price increases in certain of our businesses.

•

In January 2013, we issued $1,100 aggregate principal amount of 6.625% First-Priority Senior Secured Notes due 2020 at an issue price of 100.75%. We used the net proceeds to (i) repay approximately $910 of term loans under our senior secured credit facilities, (ii) purchase and discharge $120 of our Floating Rate Second-Priority Senior Secured Notes due 2014, (iii) pay related transaction costs and expenses and (iv) provide incremental liquidity of $54. Additionally, in January 2013, we issued $200 aggregate principal amount of 8.875% Senior Secured Notes due 2018 at an issue price of 100% (the “New Senior Secured Notes”). The New Senior Secured Notes were issued to lenders in exchange for loans of MSC Holdings, which were retired in full.

•

In March 2013, we entered into a new $400 asset-based revolving loan facility, subject to a borrowing base (the “ABL Facility”). The ABL Facility replaced the $171 revolving credit facility and the $47 synthetic letter of credit facility under our senior secured credit facilities.

•

In the first half of 2013, we realized approximately $5 in cost savings as a result of the Shared Services Agreement with MPM, bringing our total cumulative savings since the Momentive Combination to $59. In addition, we also realized approximately $8 in cost savings related to other cost reduction programs, bringing our total cumulative savings under these initiatives to $20. As of June 30, 2013, we have approximately $6 of in-process cost savings in connection with the Shared Services Agreement and $5 of in-process cost savings in connection with other initiatives that we expect to achieve over the next 12 to 15 months.

•	We continue to execute on our strategy to expand in markets in which we expect opportunities for growth.

Recently completed expansion efforts include:

•

The acquisition of a 50% interest in a forest products joint venture in western Australia in the first quarter of 2013, which provides urea formaldehyde resins and other products to industrial customers in the region.

•

New manufacturing capacity in Tianjin, China, which came online in the first quarter of 2013. This new capacity expands our regional capability to produce amine curing agents for the world’s fastest growing market, and supports the global demand for high performance epoxy systems.

•

A new manufacturing facility in Chonburi, Thailand, to expand and replace an existing facility, which produces a broad range of acrylic resins designed for use primarily in coatings, adhesives and building and construction applications. The new facility also includes product development and applications laboratories as well as technical service and application support capabilities for customers.

Future growth initiatives include:

•

A joint venture to construct a phenolic specialty resins manufacturing facility in China, which is expected to be operational by the end of 2013. The new facility will produce a full range of specialty novolac and resole phenolic resins used in a diverse range of applications, including refractories, friction and abrasives to support the growing auto and consumer markets in China.

Short-term Outlook

Our business is impacted by general economic and industrial conditions, including housing starts, automotive builds, oil and natural gas drilling activity and general industrial production. Our business has both geographic and end market diversity which often reduces the impact of any one of these factors on our overall performance.

Due to ongoing worldwide economic volatility and uncertainty, the short-term outlook for our business is difficult to predict. We expect the continued volatility in the global financial markets, the ongoing debt crisis in Europe and lack of consumer confidence will continue to lead to stagnant demand for many of our products within both of our reportable segments during the remainder of 2013. However, we expect overall volumes to be moderately higher in the second half of 2013 as compared to the same period in 2012 due to the expected growth within the U.S. housing and Latin American construction markets, as well as key customer wins and slightly higher demand for products in certain of our businesses.

We expect the moderate increases in volumes within our oil field business driven by key customer wins to continue into the second half of the year, but such wins will be partially offset by continuing pricing pressures in this business as a result of increased competition and moderate natural gas prices.

We continue to expect volumes in our North American forest products resins business to continue to grow during 2013, reflecting increases in U.S. housing construction activity. We also anticipate volume growth in our Latin American forest products resins business due to continued growth in the housing construction, furniture and industrial markets within this region. We anticipate moderate general economic growth in the North American automobile and industrial markets to positively impact our Epoxy, Phenolic and Coating Resins segment during the remainder of 2013. We expect the European automobile and construction industries to remain slow or to contract in the second half of 2013 due to the continuing economic concerns in this region.

In response to the uncertain economic outlook, we continue to review our cost structure and manufacturing footprint across all businesses. We executed restructuring and cost reduction programs in 2012 that will continue to be finalized into 2013. These actions led to more significant restructuring, exit and disposal costs and asset impairments, as indicated by our results of operations for 2012, and may continue to do so during 2013.

An additional economic recession or further postponement of the modest economic recovery could have an adverse impact on our business and results of operations. If global economic growth remains slow for an extended period of time, or another economic recession occurs, the fair value of our reporting units and long-lived assets could be more adversely affected than we estimated in earlier periods. This may result in goodwill or other additional asset impairments beyond amounts that have already been recognized.

We expect long-term raw material cost volatility to continue because of price movements of key feedstocks. To help mitigate raw material volatility, we have purchase and sale contracts and commercial arrangements with many of our vendors and customers that contain periodic price adjustment mechanisms. Due to differences in timing of the pricing trigger points between our sales and purchase contracts, there is often a “lead-lag” impact. In many cases this “lead-lag” impact can negatively impact our margins in the short term in periods of rising raw material prices and positively impact them in the short term in periods of falling raw material prices. We continue to implement pricing actions to compensate for the increase in raw material prices expected to continue during 2013, which should benefit our operating cash flows in 2013.

We remain optimistic about our position in the global markets when they do recover to more stable conditions.

Matters Impacting Comparability of Results

Our unaudited Condensed Consolidated Financial Statements include the accounts of the Company, its majority-owned subsidiaries in which minority shareholders hold no substantive participating rights and variable interest entities in which we are the primary beneficiary. Intercompany accounts and transactions are eliminated in consolidation.

Raw materials comprise approximately 70% of our cost of sales. The three largest raw materials used in our production processes are phenol, methanol and urea. These materials represent about half of our total raw material costs. Fluctuations in energy costs, such as volatility in the price of crude oil and related petrochemical products, as well as the cost of natural gas have historically caused volatility in our raw material and utility costs. The average prices of phenol, methanol and urea increased (decreased) by approximately 9%, 14% and (25%), respectively, in the first half of 2013 compared to the first half of 2012. The impact of passing through raw material price changes to customers can result in significant variances in sales comparisons from year to year.

Results of Operations

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended June 30,
	2013		2012
	$	% of Net Sales	$	% of Net Sales
Net sales	$1,250	100%	$1,259	100%
Cost of sales	1,098	88%	1,088	86%

Gross profit	152	12%	171	14%
Selling, general and administrative expense	89	7%	79	6%
Asset impairments	7	1%	—	—%
Business realignment costs	2	—%	3	—%
Other operating expense (income), net	5	—%	(3)	—%

Operating income	49	4%	92	8%
Interest expense, net	76	6%	67	5%
Other non-operating income, net	(2)	—%	(1)	—%

Total non-operating expense	74	6%	66	5%

(Loss) income before income tax and earnings from unconsolidated entities	(25)	(2)%	26	3%
Income tax expense	6	—%	4	—%

(Loss) income before earnings from unconsolidated entities	(31)	(2)%	22	3%
Earnings from unconsolidated entities, net of taxes	3	—%	6	—%

Net (loss) income	$(28)	(2)%	$28	3%

Three Months Ended June 30, 2013 vs. Three Months Ended June 30, 2012

Net Sales

In the second quarter of 2013, net sales decreased by $9, or 1%, compared with the second quarter of 2012. Volume increases positively impacted net sales by $42, and were primarily driven by our oil field business due to key customer wins. Volume increases were also driven by increases in our North American forest products resins business, which were primarily driven by increases in U.S. housing construction activity, as well as increases in our Latin American forest products resins business driven by increases in the housing construction, furniture and industrial markets in this region. These increases were partially offset by volume decreases in our base epoxy business driven by decreases in demand, primarily in the European region. The closure of a production facility in our European forest products resins business in the third quarter of 2012 and the sale of two facilities in the Asia Pacific region in the second quarter of 2012 negatively impacted net sales by $29. Pricing had a negative impact of $20, as raw material price increases passed through to customers were offset by pricing decreases in certain businesses due to competitive pricing pressures. In addition, foreign currency translation negatively impacted net sales by $2, primarily as a result of the strengthening of the U.S. dollar against the Brazilian real in the second quarter of 2013 compared to the second quarter of 2012.

Gross Profit

In the second quarter of 2013, gross profit decreased by $19 compared with the second quarter of 2012. As a percentage of sales, gross profit decreased by 2%, primarily as a result of the competitive pricing pressures as discussed above, as well as idling and decreased production volumes due to planned maintenance in certain of our businesses, which resulted in overhead costs being expensed during the idling period.

Operating Income

In the second quarter of 2013, operating income decreased by $43 compared with the second quarter of 2012. The decrease was partially due to the $19 decrease in gross profit as discussed above. Selling, general and administrative expense increased by $10 compared with the second quarter of 2012 due primarily to increased expenses related to retention programs and pension and postretirement benefits, which were driven by decreases in interest rates. In the second quarter of 2013, we recorded asset impairments of $7 as a result of the likelihood that certain assets would be disposed of before the end of their estimated useful lives. Other operating expense, net increased by $8, from income of $3 to an expense of $5, compared with the second quarter of 2012. This increase was primarily due to income of $8 recognized in the second quarter of 2012 from insurance recoveries related to the terminated Huntsman merger, which did not recur in the second quarter of 2013, as well as higher foreign currency transaction losses in the second quarter of 2013 as compared to the second quarter of 2012. The increase was partially offset by lower losses on the disposal of assets during the second quarter of 2013 as compared to the second quarter of 2012. Business realignment costs decreased by $1 due primarily to a reduction in severance costs associated with the restructuring and cost reduction programs implemented in early 2012.

Non-Operating Expense

In the second quarter of 2013, total non-operating expense increased by $8 compared with the second quarter of 2012, primarily due to an increase in interest expense of $9 associated with the 2013 Refinancing Transactions, which was partially offset by higher foreign currency transaction gains related to our debt.

Income Tax Expense

In the second quarter of 2013, income tax expense increased by $2 compared to the second quarter of 2012, primarily due to the geographic mix of foreign earnings. For both periods, income tax expense relates primarily to income from certain foreign operations. In the second quarter of 2013, there was an increase in the valuation allowance of a foreign jurisdiction with significant pre-tax losses for which no tax benefit could be recognized.

	Six Months Ended June 30,
	2013		2012
	$	% of Net Sales	$	% of Net Sales
Net sales	$2,442	100%	$2,495	100%
Cost of sales	2,147	88%	2,152	86%

Gross profit	295	12%	343	14%
Selling, general and administrative expense	181	7%	164	7%
Asset impairments	7	—%	23	1%
Business realignment costs	11	1%	18	1%
Other operating expense, net	2	—%	2	—%

Operating income	94	4%	136	5%
Interest expense, net	150	6%	132	5%
Loss on extinguishment of debt	6	—%	—	—%
Other non-operating expense, net	3	—%	1	—%

Total non-operating expense	159	6%	133	5%

(Loss) income before income tax and earnings from unconsolidated entities	(65)	(2)%	3	—%
Income tax (benefit) expense	(26)	(1)%	2	—%

(Loss) income before earnings from unconsolidated entities	(39)	(1)%	1	—%
Earnings from unconsolidated entities, net of taxes	7	—%	11	—%

Net (loss) income	$(32)	(1)%	$12	—%

Six Months Ended June 30, 2013 vs. Six Months Ended June 30, 2012

Net Sales

In the first half of 2013, net sales decreased by $53, or 2%, compared with the first half of 2012. Volume increases positively impacted net sales by $9, and were primarily driven by volume increases in our oil field business driven by key customer wins. Volume increases were also driven by increases in our North American forest products resins business, which were primarily driven by increases in U.S. housing construction activity, as well as increases in our Latin American forest products resins business driven by increases in the housing construction, furniture and industrial markets in this region. These increases were partially offset by volume decreases in our phenolic specialty resins and base epoxy businesses, which were due to lower industrial demand, primarily in the European region. The closure of a production facility in our European forest products resins business in the third quarter of 2012 and the sale of two facilities in the Asia Pacific region in the second quarter of 2012 contributed $62 to the overall decrease. Pricing had a positive impact of $4 on net sales, as pricing decreases in certain businesses due to competitive pricing pressures were offset by raw material price increases passed through to customers in other businesses. In addition, foreign currency translation negatively impacted net sales by $4, primarily as a result of the strengthening of the U.S. dollar against the Brazilian real in the first half of 2013 compared to the first half of 2012.

Gross Profit

In the first half of 2013, gross profit decreased by $48 compared with the first half of 2012. As a percentage of sales, gross profit decreased by 2%, primarily as a result of margin compression in certain of our businesses, as well as idling and decreased production volumes due to planned maintenance in certain other businesses, which resulted in overhead costs being expensed during the idling period.

Operating Income

In the first half of 2013, operating income decreased by $42 compared with the first half of 2012. The decrease was partially due to the $48 decrease in gross profit as discussed above. Selling, general and administrative expense increased by $17 compared with the first half of 2012 due primarily to increased expenses related to retention programs and pension and postretirement benefits, which were driven by decreases in interest rates. Asset impairments decreased by $16 compared to the first half of 2012. In the first half of 2013, we recorded asset impairments of $7 as a result of the likelihood that certain assets would be disposed of before the end of their estimated useful lives. In the first half of 2012, we recorded asset impairments of $23 as a result of the likelihood that certain assets would be sold before the end of their estimated useful lives and continued competitive pressures. Business realignment costs decreased by $7 due primarily to a reduction in severance costs associated with the restructuring and cost reduction programs implemented in early 2012. Other operating expense, net remained flat compared with the first half of 2012.

Non-Operating Expense

In the first half of 2013, total non-operating expense increased by $26 compared with the first half of 2012 due primarily to an increase in interest expense of $18 and the write-off of $6 in deferred financing fees associated with the 2013 Refinancing Transactions. Other non-operating expense, net increased by $2 compared with the first half of 2012 due primarily to other financing fees related to the 2013 Refinancing Transactions which were expensed as incurred.

Income Tax (Benefit) Expense

In the first half of 2013, income tax expense decreased by $28, from expense of $2 to a benefit of $26, compared to the first half of 2012 due primarily to the recognition of a discrete tax benefit of $29 related to the signing of the American Taxpayer Relief Act of 2012 during the first quarter of 2013, which provides for the exclusion of certain foreign earnings from U.S. federal taxation from January 1, 2012 through December 31, 2013.

Results of Operations by Segment

Following are net sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by reportable segment. Segment EBITDA is defined as EBITDA adjusted for certain non-cash items and other income and expenses. Segment EBITDA is the primary performance measure used by our senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals.

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net Sales (1):
Epoxy, Phenolic and Coating Resins	$799	$796	$1,564	$1,590
Forest Products Resins	451	463	878	905

Total	$1,250	$1,259	$2,442	$2,495

Segment EBITDA:
Epoxy, Phenolic and Coating Resins	$73	$101	$141	$215
Forest Products Resins	59	56	114	102
Corporate and Other	(14)	(12)	(32)	(26)

(1)	Intersegment sales are not significant and, as such, are eliminated within the selling segment.

Three Months Ended June 30, 2013 vs. Three Months Ended June 30, 2012 Segment Results

Following is an analysis of the percentage change in sales by segment from the three months ended June 30, 2012 to the three months ended June 30, 2013:

	Volume	Price/Mix	Currency Translation	Scope Changes	Total
Epoxy, Phenolic and Coating Resins	5%	(5)%	—%	—%	—%
Forest Products Resins (2)	1%	3%	(1)%	(6)%	(3)%

(2)	Scope changes represents the closure of a production facility in our European forest products resins business and the sale of two facilities in the Asia Pacific region.

Epoxy, Phenolic and Coating Resins

Net sales in the second quarter of 2013 increased by $3 when compared to the second quarter of 2012. Higher volumes positively impacted net sales by $39, which were primarily driven by increased demand within our oil field business as a result of key customer wins. These increases were partially offset by volume decreases in our base epoxy business driven by decreases in demand, primarily in the European region. Pricing had a negative impact of $38, which was driven by pricing decreases in our oil field and base epoxy businesses due to competitive pricing pressures. Foreign exchange translation positively impacted net sales by $2, primarily due to the weakening of the U.S. dollar against the euro in the second quarter of 2013 compared to the second quarter of 2012.

Segment EBITDA in the second quarter of 2013 decreased by $28 to $73 compared to the second quarter of 2012. The decrease is primarily due to margin compression in certain businesses, as well as idling and decreased production volumes due to planned maintenance, which resulted in overhead costs being expensed during the idling period.

Forest Products Resins

Net sales in the second quarter of 2013 decreased by $12, or 3%, when compared to the second quarter of 2012. Higher volumes positively impacted sales by $3, driven primarily by increases in our North American forest products resins business, which were primarily driven by increases in U.S. housing construction activity, as well as increases in our Latin American forest products resins business driven by increases in the housing construction, furniture and industrial markets in this region. The closure of a production facility in our European forest products resins business in the third quarter of 2012 and the sale of two facilities in the Asia Pacific region in the second quarter of 2012 contributed $29 to the overall decrease. Raw material price increases passed through to customers led to pricing increases of $18. Foreign exchange translation negatively impacted net sales by $4, primarily due to the strengthening of the U.S. dollar against the Brazilian real in the second quarter of 2013 compared to the second quarter of 2012.

Segment EBITDA in the second quarter of 2013 increased by $3 to $59 compared to the second quarter of 2012. Segment EBITDA increases were driven by cost control and productivity initiatives, as well as favorable product mix.

Corporate and Other

Corporate and Other is primarily corporate, general and administrative expenses that are not allocated to the segments, such as shared service and administrative functions, unallocated foreign exchange gains and losses and legacy company costs not allocated to continuing segments. Corporate and Other charges increased by $2 to $14 compared to the second quarter of 2012, primarily due to increased costs related to pension and postretirement benefits, which were driven by decreases in interest rates.

Six Months Ended June 30, 2013 vs. Six Months Ended June 30, 2012 Segment Results

Following is an analysis of the percentage change in sales by segment from the six months ended June 30, 2012 to the six months ended June 30, 2013:

	Volume	Price/Mix	Currency Translation	Scope Changes	Total
Epoxy, Phenolic and Coating Resins	—%	(2)%	—%	—%	(2)%
Forest Products Resins (1)	—%	5%	(1)%	(7)%	(3)%

(1)	Scope changes represents the closure of a production facility in our European forest products resins business and the sale of two facilities in the Asia Pacific region.

Epoxy, Phenolic and Coating Resins

Net sales in the first half of 2013 decreased by $26, or 2%, when compared to the first half of 2012. Higher volumes positively impacted sales by $5. This increase was primarily driven by increased demand within our oil field business as a result of key customer wins. These increases were partially offset by volume decreases in our phenolic specialty resins and epoxy businesses, due to decreased industrial demand, primarily in the European region. Pricing had a negative impact of $38, which was driven by pricing decreases in our oil field and base epoxy businesses due to competitive pricing pressures. Foreign exchange translation positively impacted net sales by $7, primarily due to the weakening of the U.S. dollar against the euro in the first half of 2013 compared to the first half of 2012.

Segment EBITDA in the first half of 2013 decreased by $74 to $141 compared to the first half of 2012. The decrease is primarily due to margin compression in certain businesses, as well as idling and decreased production volumes due to planned maintenance, which resulted in overhead costs being expensed during the idling period.

Forest Products Resins

Net sales in the first half of 2013 decreased by $27, or 3%, when compared to the first half of 2012. Higher volumes positively impacted sales by $4, driven primarily by increases in our North American forest products resins business, which were primarily driven by increases in U.S. housing construction activity, as well as increases in our Latin American forest products resins business driven by increases in the housing construction, furniture and industrial markets in this region. The closure of a production facility in our European forest products resins business in the third quarter of 2012 and the sale of two facilities in the Asia Pacific region in the second quarter of 2012 contributed $62 to the overall decrease. Raw material price increases passed through to customers led to pricing increases of $42. Foreign exchange translation negatively impacted net sales by $11, primarily due to the strengthening of the U.S. dollar against the Brazilian real in the first half of 2013 compared to the first half of 2012.

Segment EBITDA in the first half of 2013 increased by $12 to $114 compared to the first half of 2012. Segment EBITDA increases were driven by cost control and productivity initiatives, as well as favorable product mix.

Corporate and Other

Corporate and Other is primarily corporate, general and administrative expenses that are not allocated to the segments, such as shared service and administrative functions, unallocated foreign exchange gains and losses and legacy company costs not allocated to continuing segments. Corporate and Other charges increased by $6 to $32 compared to the first half of 2012, primarily due to increased costs related to pension and postretirement benefits, which were driven by decreases in interest rates.

Reconciliation of Segment EBITDA to Net (Loss) Income:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Segment EBITDA:
Epoxy, Phenolic and Coating Resins	$73	$101	$141	$215
Forest Products Resins	59	56	114	102
Corporate and Other	(14)	(12)	(32)	(26)
Reconciliation:
Items not included in Segment EBITDA
Asset impairments	(7)	—	(7)	(23)
Business realignment costs	(2)	(3)	(11)	(18)
Integration costs	(2)	(1)	(5)	(6)
Other	(15)	(3)	(26)	(21)

Total adjustments	(26)	(7)	(49)	(68)
Interest expense, net	(76)	(67)	(150)	(132)
Loss on extinguishment of debt	—	—	(6)	—
Income tax (expense) benefit	(6)	(4)	26	(2)
Depreciation and amortization	(38)	(39)	(76)	(77)

Net (loss) income	$(28)	$28	$(32)	$12

Items Not Included in Segment EBITDA

Not included in Segment EBITDA are certain non-cash items and other income and expenses. For the three and six months ended June 30, 2013, these items primarily include expenses from retention programs and unrealized foreign exchange transaction losses. For the three and six months ended June 30, 2012, these items primarily include stock-based compensation expense, accelerated depreciation recorded on closing facilities, net realized and unrealized foreign exchange transaction gains and losses and losses on the disposal of assets.

Business realignment costs for the three and six months ended June 30, 2013 primarily relate to expenses from minor restructuring programs and costs for environmental remediation at certain formerly owned locations. Business realignment costs for the three and six months ended June 30, 2012 primarily include expenses from the restructuring and cost optimization programs implemented in early 2012. Integration costs for the three and six months ended June 30, 2013 and 2012 primarily represent integrations costs associated with the Momentive Combination.

Liquidity and Capital Resources

Sources and Uses of Cash

We are a highly leveraged company. Our primary sources of liquidity are cash flows generated from operations and availability under our ABL Facility. Our primary liquidity requirements are interest, working capital and capital expenditures.

At June 30, 2013, we had $3,783 of unaffiliated debt, including $78 of short-term debt and capital lease maturities. In addition, at June 30, 2013, we had $768 in liquidity consisting of the following:

•	$332 of unrestricted cash and cash equivalents;

•	$368 of borrowings available under our ABL Facility ($400 borrowing base, less $32 of outstanding letters of credit); and

•	$68 of borrowings available under credit facilities at certain international subsidiaries

We do not believe there is any risk to funding our liquidity requirements in any particular jurisdiction.

Our net working capital (defined as accounts receivable and inventories less accounts payable) at June 30, 2013 and December 31, 2012 was $576 and $476, respectively. A summary of the components of our net working capital as of June 30, 2013 and December 31, 2012 is as follows:

	June 30, 2013	% of LTM Net Sales	December 31, 2012	% of LTM Net Sales
Accounts receivable	$675	14%	$527	11%
Inventories	430	9%	367	8%
Accounts payable	(529)	(11)%	(418)	(9)%

Net working capital	$576	12%	$476	10%

The increase in net working capital of $100 from December 31, 2012 was a result of the increase in sequential quarter volumes due to the impacts of seasonality, which drove increases in accounts receivable and inventory, and was partially offset by increases in accounts payable, driven by the same factors. Despite the overall increase in net working capital we continue to aggressively manage inventory levels, as evidenced by the fact that our inventory as a percentage of sales increased only slightly as compared to December 31, 2012. To minimize the impact of net working capital on cash flows, we continue to review inventory safety stock levels, focus on receivable collections by offering incentives to customers to encourage early payment or accelerating receipts through the sale of receivables and negotiate with vendors to contractually extend payment terms whenever possible.

During the first half of 2013 and at June 30, 2013 there were no outstanding borrowings under the ABL Facility.

2013 Refinancing Transactions

In January 2013, we issued an additional $1,100 aggregate principal amount of 6.625% First-Priority Senior Secured Notes due 2020 at an issue price of 100.75%. We used the net proceeds of $1,108 ($1,100 plus a premium of $8) to (i) repay approximately $910 of term loans under our senior secured credit facilities, (ii) purchase $89 aggregate principal amount of our Floating Rate Second-Priority Senior Secured Notes due 2014 (the “Floating Rate Notes”) in a tender offer, (iii) satisfy and discharge the remaining $31 aggregate principal amount of the Floating Rate Notes, which were redeemed on March 2, 2013 at a redemption price equal to 100% plus accrued and unpaid interest to the redemption date, (iv) pay related transaction costs and expenses and (v) provide incremental liquidity of $54.

In January 2013, we also issued $200 aggregate principal amount of 8.875% Senior Secured Notes due 2018 at an issue price of 100%. These notes were issued to lenders in exchange for loans of our direct parent, MSC Holdings, which were retired in full.

In March 2013, we entered into a new $400 asset-based revolving loan facility, which is subject to a borrowing base (the “ABL Facility”). The ABL Facility replaced the $171 revolving credit facility and the $47 synthetic letter of credit facility under our senior secured credit facilities. Collectively, we refer to these transactions as the “2013 Refinancing Transactions.”

Short-term Outlook

During the remainder of 2013, we expect net working capital to increase, primarily driven by moderate increases in volumes and raw material price inflation. Given our strong liquidity at the outset of 2013, coupled with the 2013 Refinancing Transactions, we feel that we are favorably positioned to maintain adequate liquidity throughout 2013 and the foreseeable future to fund our ongoing operations, cash debt service obligations and any additional investment in net working capital. As a result of the 2013 Refinancing Transactions, we have extended our debt maturity profile and fixed the interest rate on 97% of our outstanding debt, thus significantly decreasing our exposure to interest rate risk.

We continue to review possible sales of certain non-core assets, which would further increase our liquidity. Opportunities for these sales could depend to some degree on improvement in the credit markets. If the global economic environment begins to weaken again or remains slow for an extended period of time our liquidity, future results of operations and flexibility to execute liquidity enhancing actions could be negatively impacted. Total capital expenditures in 2013 are expected to be approximately $150.

Debt Repurchases and Other Financing Transactions

From time to time, depending upon market, pricing and other conditions, as well as our cash balances and liquidity, we or our affiliates, including Apollo, may seek to acquire notes or other indebtedness of the Company through open market purchases, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as we or our affiliates may determine (or as may be provided for in the indentures governing the notes), for cash or other consideration. In addition, we have considered and will continue to evaluate potential transactions to reduce net debt, such as debt for debt exchanges or other transactions. There can be no assurance as to which, if any, of these alternatives or combinations thereof we or our affiliates may choose to pursue in the future, as the pursuit of any alternative will depend upon numerous factors such as market conditions, our financial performance and the limitations applicable to such transactions under our financing documents.

Following are highlights from our unaudited Condensed Consolidated Statements of Cash Flows:

	Six Months Ended June 30,
	2013	2012
Sources (uses) of cash:
Operating activities	$(65)	$(10)
Investing activities	(59)	(50)
Financing activities	60	(36)
Effect of exchange rates on cash flow	(5)	2

Net decrease in cash and cash equivalents	$(69)	$(94)

Operating Activities

In the first half of 2013, operations used $65 of cash. Net loss of $32 included $23 of net non-cash expense items, of which $76 was for depreciation and amortization, $6 was for loss on extinguishment of debt and $7 was for non-cash asset impairments. These items were partially offset by $41 of deferred tax benefit and $26 of unrealized foreign currency gains. Working capital (defined as accounts receivable and inventories less accounts payable) used $110, which was driven by increases in accounts receivable and inventory due to sequential sales volume increases, which were partially offset by increases in accounts payable, driven by the same factors. Changes in other assets and liabilities and income taxes payable provided $54 due to the timing of when items were expensed versus paid, which primarily included interest expense, employee retention programs, pension plan contributions and taxes.

In the first half of 2012, operations used $10 of cash. Net income of $12 included $113 of net non-cash expense items, of which $77 was for depreciation and amortization, $30 was for non-cash asset impairments and accelerated depreciation and $15 was for unrealized foreign currency losses. These items were partially offset by $12 of deferred tax benefit. Working capital used $115, which was driven by increases in accounts receivable and inventory due to sequential sales volume increases and increased sales pricing driven by raw material price increases. These increases were partially offset by increases in accounts payable, driven by the same factors. Changes in other assets and liabilities and income taxes payable used $20 due to the timing of when items were expensed versus paid, which primarily included interest expense, employee retention programs, taxes and restructuring expenses.

Investing Activities

In the first half of 2013, investing activities used $59. We spent $61 for capital expenditures (including capitalized interest), which primarily related to plant expansions, improvements and maintenance related capital expenditures. We also used $15 of restricted cash to purchase an interest in an unconsolidated joint venture.

In the first half of 2012, investing activities used $50. We spent $58 for capital expenditures, which primarily related to plant expansions, improvements and maintenance related capital expenditures. We also generated $9 from the sale of certain assets and $2 of proceeds from matured debt securities. Additionally, we extended loans of $3 to unconsolidated affiliates.

Financing Activities

In the first half of 2013, financing activities provided $60. Net long-term debt borrowings of $87 primarily consisted of proceeds of $1,108 ($1,100 plus a premium of $8) from the issuance of 6.625% First-Priority Senior Secured Notes due 2020, which was partially offset by the paydown of approximately $910 of term loans under our senior secured credit facilities and the purchase and discharge of $120 of our Floating Rate Second-Priority Senior Secured Notes due 2014, all as a result of the 2013 Refinancing Transactions. We also paid $36 of financing fees related to these transactions.

In the first half of 2012, financing activities used $36. This consisted of net long-term debt repayments of $22 and credit facility fees of $13 as a result of the refinancing transactions in March 2012. Net short term debt repayments were $15. We also received $16 of the remaining proceeds from our parent as a result of the issuance of preferred units and warrants to purchase common units of Momentive Holdings to affiliates of Apollo in December 2011.

Covenant Compliance

The instruments that govern our indebtedness contain, among other provisions, restrictive covenants (and incurrence tests in certain cases) regarding indebtedness, dividends and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and, in one case, the maintenance of a financial ratio (depending on certain conditions). Payment of borrowings under the ABL Facility and our notes may be accelerated if there is an event of default as determined under the governing debt instrument. Events of default under the credit agreement governing our ABL Facility includes the failure to pay principal and interest when due, a material breach of representations or warranties, most covenant defaults, events of bankruptcy and a change of control. Events of default under the indentures governing our notes include the failure to pay principal and interest, a failure to comply with covenants, subject to a 30-day grace period in certain instances, and certain events of bankruptcy.

The indentures that govern our 6.625% First-Priority Senior Secured Notes, 8.875% Senior Secured Notes and 9.00% Second-Priority Senior Secured Notes (the “Secured Indentures”) contain an Adjusted EBITDA to Fixed Charges ratio incurrence test which restricts our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet this ratio (measured on a last twelve months, or LTM, basis) of at least 2.0:1. The Adjusted EBITDA to Fixed Charges Ratio under the Secured Indentures is generally defined as the ratio of (a) Adjusted EBITDA to (b) net interest expense excluding the amortization or write-off of deferred financing costs, each measured on an LTM basis.

As indicated above, our new ABL Facility, which is subject to a borrowing base, replaced our senior secured credit facilities in March 2013. The ABL Facility does not have any financial maintenance covenant other than a minimum fixed charge coverage ratio of 1.0 to 1.0 that would only apply if our availability under the ABL Facility at any time is less than the greater of (a) $40 and (b) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time. The fixed charge coverage ratio under the credit agreement governing the ABL Facility is generally defined as the ratio of (a) Adjusted EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured on an LTM basis. At June 30, 2013, our availability under the ABL Facility exceeded the minimum requirements, as did our fixed charge coverage ratio.

Adjusted EBITDA is defined as EBITDA adjusted for certain non-cash and certain non-recurring items and other adjustments calculated on a pro-forma basis, including the expected future cost savings from business optimization programs or other programs and the expected future impact of acquisitions, in each case as determined under the governing debt instrument. As we are highly leveraged, we believe that including the supplemental adjustments that are made to calculate Adjusted EBITDA provides additional information to investors about our ability to comply with our financial covenants and to obtain additional debt in the future. Adjusted EBITDA and Fixed Charges are not defined terms under U.S. GAAP. Adjusted EBITDA is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to net income (loss) determined in accordance with U.S. GAAP or operating cash flows determined in accordance with U.S. GAAP. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense (because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue), working capital needs, tax payments (because the payment of taxes is part of our operations, it is a necessary element of our costs and ability to operate), non-recurring expenses and capital expenditures. Fixed Charges under the Secured Indentures should not be considered an alternative to interest expense.

As of June 30, 2013, we were in compliance with all covenants that govern the ABL Facility. We believe that a default under the ABL Facility is not reasonably likely to occur.

Reconciliation of Net Income to Adjusted EBITDA

The following table reconciles net income to EBITDA and Adjusted EBITDA as calculated under certain of our indentures for the period presented:

June 30, 2013
LTM Period
Net income	$280
Income tax benefit	(393)
Interest expense, net	281
Loss on extinguishment of debt	6
Depreciation and amortization	152

EBITDA	326
Adjustments to EBITDA:
Asset impairments	7
Business realignments (1)	28
Integration costs (2)	10
Other (3)	66
Cost reduction programs savings (4)	5
Savings from Shared Services Agreement(5)	6

Adjusted EBITDA	$448

Pro forma fixed charges (6)	$296

Ratio of Adjusted EBITDA to Fixed Charges (7)	1.51

(1)	Represents headcount reduction expenses and plant rationalization costs related to cost reduction programs and other costs associated with business realignments.
(2)	Primarily represents integration costs associated with the Momentive Combination.
(3)

Primarily includes pension expense related to formerly owned businesses, business optimization expenses, management fees, retention program costs, stock-based compensation, accelerated depreciation on closing facilities and realized and unrealized foreign exchange and derivative activity.

(4)	Represents pro forma impact of in-process cost reduction programs savings.
(5)	Primarily represents pro forma impact of expected savings from the Shared Services Agreement with MPM in conjunction with the Momentive Combination.
(6)	Reflects pro forma interest expense based on interest rates at June 30, 2013, as if the 2013 Refinancing Transactions had taken place at the beginning of the period.
(7)

The Company’s ability to incur additional indebtedness, among other actions, is restricted under the indentures governing certain notes, unless the Company has an Adjusted EBITDA to Fixed Charges ratio of 2.0 to 1.0. As of June 30, 2013, we did not satisfy this test. As a result, we are subject to restrictions on our ability to incur additional indebtedness and to make investments; however, there are exceptions to these restrictions, including exceptions that permit indebtedness under our ABL Facility (available borrowings of which were $368 at June 30, 2013).

Recently Issued Accounting Standards

Newly Issued and Adopted Accounting Standards

On February 5, 2013, the Company adopted the provisions of Accounting Standards Update No. 2013-02: Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 amended existing comprehensive income guidance and is intended to improve the reporting of reclassifications out of accumulated other comprehensive income. ASU 2013-02 requires entities to disclose additional detail about the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. ASU 2013-02 allows an entity to provide information about the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. The adoption of ASU 2013-02 did not have a material impact on the Company’s unaudited Condensed Consolidated Financial Statements. See Note 12 to our unaudited Condensed Consolidated Financial Statements for the disclosures required by ASU 2013-02.

Item 3.	Quantitative and Qualitative Disclosures about Market Risk

There have been no material developments during the first six months of 2013 on the matters we have previously disclosed about quantitative and qualitative market risk in our Annual Report on Form 10-K for the year ended December 31, 2012.

Item 4.	Controls and Procedures

As of the end of the period covered by this Quarterly Report on Form 10-Q, we, under the supervision and with the participation of our Disclosure Committee and our management, including our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e). Based on that evaluation, our President and Chief Executive Officer, and Executive Vice President and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2013.

Changes in Internal Controls

There have been no changes in the Company’s internal control over financial reporting during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Part II

Item 1.	Legal Proceedings

There have been no other material developments during the second quarter of 2013 in any of the ongoing legal proceedings that are included in our Annual Report on Form 10-K for the year ended December 31, 2012.

Item 1A.	Risk Factors

Following are our principal risks. These factors may or may not occur, and we cannot express a view on the likelihood that any of these may occur. Other factors may exist that we do not consider significant based on information that is currently available or that we are not currently able to anticipate. Any of the following risks could materially adversely affect our business, financial condition or results of operations and prospects.

Risks Related to Our Business

If global economic conditions remain weak or further deteriorate, it will negatively impact our business operations, results of operations and financial condition.

Global economic and financial market conditions, including severe market disruptions like in late 2008 and 2009 and the potential for a significant and prolonged global economic downturn, have impacted or could continue to impact our business operations in a number of ways including, but not limited to, the following:

•	reduced demand in key customer segments, such as automotive, building, construction and electronics, compared to prior years;

•

payment delays by customers and reduced demand for our products caused by customer insolvencies and/or the inability of customers to obtain adequate financing to maintain operations. This situation could cause customers to terminate existing purchase orders and reduce the volume of products they purchase from us and further impact our customers’ ability to pay our receivables, requiring us to assume additional credit risk related to these receivables or limit our ability to collect receivables from that customer;

•	insolvency of suppliers or the failure of suppliers to meet their commitments resulting in product delays;

•

more onerous credit and commercial terms from our suppliers such as shortening the required payment period for outstanding accounts receivable or reducing or eliminating the amount of trade credit available to us; and

•

potential delays in accessing our ABL Facility or obtaining new credit facilities on terms we deem commercially reasonable or at all, and the potential inability of one or more of the financial institutions included in our syndicated ABL Facility to fulfill their funding obligations. Should a bank in our syndicated ABL Facility be unable to fund a future draw request, we could find it difficult to replace that bank in the facility.

Global economic conditions may remain weak. Any further weakening of economic conditions would likely exacerbate the negative effects described above, could significantly affect our liquidity which may cause us to defer needed capital expenditures, reduce research and development or other spending, defer costs to achieve productivity and synergy programs or sell assets or incur additional borrowings which may not be available or may only be available on terms significantly less advantageous than our current credit terms and could result in a wide-ranging and prolonged impact on general business conditions, thereby negatively impacting our business, results of operations and financial condition. In addition, if the global economic environment deteriorates or remains slow for an extended period of time, the fair value of our reporting units could be more adversely affected than we estimated in our analysis of reporting unit fair values at October 1, 2012. This could result in additional goodwill or other asset impairments, which could negatively impact our business, results of operations and financial condition.

Due to ongoing worldwide economic volatility and uncertainty, the short-term outlook for our business is difficult to predict. We expect the continued volatility in the global financial markets, the ongoing debt crisis in Europe and lack of consumer confidence will continue to lead to stagnant demand for many of our products within both of our reportable segments during the remainder of 2013. However, we expect overall volumes to be moderately higher in the second half of 2013 as compared to the same period in 2012 due to the expected growth within the U.S. housing and Latin American construction markets, as well as key customer wins and slightly higher demand for products in certain of our businesses.

Fluctuations in direct or indirect raw material costs could have an adverse impact on our business.

Raw materials costs made up approximately 70% of our cost of sales in 2012. The prices of our direct and indirect raw materials have been, and we expect them to continue to be, volatile. If the cost of direct or indirect raw materials increases significantly and we are unable to offset the increased costs with higher selling prices, our profitability will decline. Increases in prices for our products could also hurt our ability to remain both competitive and profitable in the markets in which we compete.

Although some of our materials contracts include competitive price clauses that allow us to buy outside the contract if market pricing falls below contract pricing, and certain contracts have minimum-maximum monthly volume commitments that allow us to take advantage of spot pricing, we may be unable to purchase raw materials at market prices. In addition, some of our customer contracts have fixed prices for a certain term, and as a result, we may not be able to pass on raw material price increases to our customers immediately, if at all. Due to differences in timing of the pricing trigger points between our sales and purchase contracts, there is often a “lead-lag” impact. In many cases this “lead-lag” impact can negatively impact our margins in the short term in periods of rising raw material prices and positively impact them in the short term in periods of falling raw material prices. Future raw material prices may be impacted by new laws or regulations, suppliers’ allocations to other purchasers, changes in our supplier manufacturing processes as some of our products are byproducts of these processes, interruptions in production by suppliers, natural disasters, volatility in the price of crude oil and related petrochemical products and changes in exchange rates.

An inadequate supply of direct or indirect raw materials and intermediate products could have a material adverse effect on our business.

Our manufacturing operations require adequate supplies of raw materials and intermediate products on a timely basis. The loss of a key source or a delay in shipments could have a material adverse effect on our business. Raw material availability may be subject to curtailment or change due to, among other things:

•	new or existing laws or regulations;

•	suppliers’ allocations to other purchasers;

•	interruptions in production by suppliers; and

•	natural disasters.

Many of our raw materials and intermediate products are available in the quantities we require from a limited number of suppliers. Should any of our key suppliers fail to deliver these raw materials or intermediate products to us or no longer supply us, we may be unable to purchase these materials in necessary quantities, which could adversely affect our volumes, or may not be able to purchase them at prices that would allow us to remain competitive. During the past several years, certain of our suppliers have experienced force majeure events rendering them unable to deliver all, or a portion of, the contracted-for raw materials. On these occasions, we were forced to purchase replacement raw materials in the open market at significantly higher costs or place our customers on an allocation of our products. In addition, we cannot predict whether new regulations or restrictions may be imposed in the future which may result in reduced supply or further increases in prices. We cannot assure investors that we will be able to renew our current materials contracts or enter into replacement contracts on commercially acceptable terms, or at all. Fluctuations in the price of these or other raw materials or intermediate products, the loss of a key source of supply or any delay in the supply could result in a material adverse effect on our business.

Our production facilities are subject to significant operating hazards which could cause environmental contamination, personal injury and loss of life, and severe damage to, or destruction of, property and equipment.

Our production facilities are subject to hazards associated with the manufacturing, handling, storage and transportation of chemical materials and products, including human exposure to hazardous substances, pipeline and equipment leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failures, unscheduled downtime, transportation interruptions, remedial complications, chemical spills, discharges or releases of toxic or hazardous substances or gases, storage tank leaks and other environmental risks. Additionally, a number of our operations are adjacent to operations of independent entities that engage in hazardous and potentially dangerous activities. Our operations or adjacent operations could result in personal injury or loss of life, severe damage to or destruction of property or equipment, environmental damage, or a loss of the use of all or a portion of one of our key manufacturing facilities. Such events at our facilities or adjacent third-party facilities, could have a material adverse effect on us.

We may incur losses beyond the limits or coverage of our insurance policies for liabilities that are associated with these hazards. In addition, various kinds of insurance for companies in the chemical industry have not been available on commercially acceptable terms, or, in some cases, have been unavailable altogether. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Environmental obligations and liabilities could have a substantial negative impact on our financial condition, cash flows and profitability.

Our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials and are subject to extensive and complex U.S. federal, state, local and non-U.S. supranational, national, provincial, and local environmental, health and safety laws and regulations. These environmental laws and regulations include those that govern the discharge of pollutants into the air and water, the generation, use, storage, transportation, treatment and disposal of hazardous materials and wastes, the cleanup of contaminated sites, occupational health and safety and those requiring permits, licenses, or other government approvals for specified operations or activities. Our products are also subject to a variety of international, national, regional, state, and provincial requirements and restrictions applicable to the manufacture, import, export or subsequent use of such products. In addition, we are required to maintain, and may be required to obtain in the future, environmental, health and safety permits, licenses, or government approvals to continue current operations at most of our manufacturing and research facilities throughout the world.

Compliance with environmental, health and safety laws and regulations, and maintenance of permits, can be costly and complex, and we have incurred and will continue to incur costs, including capital expenditures and costs associated with the issuance and maintenance of letters of credit, to comply with these requirements. In 2012, we incurred capital expenditures of $21 to comply with environmental laws and regulations and to make other environmental improvements. If we are unable to comply with environmental, health and safety laws and regulations, or maintain our permits, we could incur substantial costs, including fines and civil or criminal sanctions, third party property damage or personal injury claims or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance, and may also be required to halt permitted activities or operations until any necessary permits can be obtained or complied with. In addition, future developments or increasingly stringent regulations could require us to make additional unforeseen environmental expenditures, which could have a material adverse effect on our business.

Environmental, health and safety requirements change frequently and have tended to become more stringent over time. We cannot predict what environmental, health and safety laws and regulations or permit requirements will be enacted or amended in the future, how existing or future laws or regulations will be interpreted or enforced or the impact of such laws, regulations or permits on future production expenditures, supply chain or sales. Our costs of compliance with current and future environmental, health and safety requirements could be material. Such future requirements include legislation designed to reduce emissions of carbon dioxide and other substances associated with climate change (“greenhouse gases”). The European Union has enacted greenhouse gas emissions legislation and continues to expand the scope of such legislation. The U.S. Environmental Protection Agency (the “USEPA”) has promulgated regulations applicable to projects involving greenhouse gas emissions above a certain threshold, and the United States and certain states within the United States have enacted, or are considering, limitations on greenhouse gas emissions. These requirements to limit greenhouse gas emissions could significantly increase our energy costs, and may also require us to incur material capital costs to modify our manufacturing facilities.

In addition, we are subject to liability associated with hazardous substances in soil, groundwater and elsewhere at a number of sites. These include sites that we formerly owned or operated and sites where hazardous wastes and other substances from our current and former facilities and operations have been sent, treated, stored or disposed of, as well as sites that we currently own or operate. Depending upon the circumstances, our liability may be strict, joint and several, meaning that we may be held responsible for more than our proportionate share, or even all, of the liability involved regardless of our fault or whether we are aware of the conditions giving rise to the liability. Environmental conditions at these sites can lead to environmental cleanup liability and claims against us for personal injury or wrongful death, property damages and natural resource damages, as well as to claims and obligations for the investigation and cleanup of environmental conditions. The extent of any of these liabilities is difficult to predict, but in the aggregate such liabilities could be material.

We have been notified that we are or may be responsible for environmental remediation at a number of sites in North America, Europe and South America. We are also performing a number of voluntary cleanups. One of the most significant sites at which we are performing or participating in environmental remediation is a site formerly owned by us in Geismar, Louisiana. As the result of former, current or future operations, there may be additional environmental remediation or restoration liabilities or claims of personal injury by employees or members of the public due to exposure or alleged exposure to hazardous materials in connection with our operations, properties or products. Sites sold by us in past years may have significant site closure or remediation costs and our share, if any, may be unknown to us at this time. These environmental liabilities or obligations, or any that may arise or become known to us in the future, could have a material adverse effect on our financial condition, cash flows and profitability.

Future chemical regulatory actions may decrease our profitability.

Several governmental entities have enacted, are considering or may consider in the future, regulations that may impact our ability to sell certain chemical products in certain geographic areas. In December 2006, the European Union enacted a regulation known as REACH, which stands for Registration, Evaluation and Authorization of Chemicals. This regulation requires manufacturers, importers and consumers of certain chemicals manufactured in, or imported into, the European Union to register such chemicals and evaluate their potential impacts on human health and the environment. The implementing agency is currently in the process of determining if any chemicals should be further tested, regulated, restricted or banned from use in the European Union. Other countries have implemented, or are considering implementation of, similar chemical regulatory programs. When fully implemented, REACH and other similar regulatory programs may result in significant adverse market impacts on the affected chemical products. If we fail to comply with REACH or other similar laws and regulations, we may be subject to penalties or other enforcement actions, including fines, injunctions, recalls or seizures, which would have a material adverse effect on our financial condition, cash flows and profitability.

We participate with other companies in trade associations and regularly contribute to the research and study of the safety and environmental impact of our products and raw materials, including silica, formaldehyde and BPA. These programs are part of a process to review the environmental impacts, safety and efficacy of our products. In addition, government and academic institutions periodically conduct research on potential environmental and health concerns posed by various chemical substances, including substances we manufacture and sell. These research results are periodically reviewed by state, national and international regulatory agencies and potential customers. Such research could result in future regulations restricting the manufacture or use of our products, liability for adverse environmental or health effects linked to our products, and/or de-selection of our products for specific applications. These restrictions, liability, and product de-selection could have a material adverse effect on our business, our financial condition and/or liquidity.

Because of certain government public health agencies’ concerns regarding the potential for adverse human health effects, formaldehyde is a regulated chemical and public health agencies continue to evaluate its safety. In 2004, a division of the World Health Organization, the International Agency for Research on Cancer, or IARC, based on an alleged stronger relationship with nasopharyngeal cancer (“NPC”), reclassified formaldehyde as “carcinogenic to humans,” a higher classification than set forth in previous IARC evaluations. In 2009, the IARC determined that there is sufficient evidence in humans of a causal association between formaldehyde exposure and leukemia. In 2011, the National Toxicology Program within the U.S. Department of Health and Human Services, or NTP, issued its 12th Report on Carcinogens, or RoC, which lists formaldehyde as “known to be a human carcinogen.” This NTP listing was based, in part, upon certain studies reporting an increased risk of certain types of cancers, including myeloid leukemia, in individuals with higher measures of formaldehyde exposure (exposure level or duration). The USEPA is considering regulatory options for setting limits on formaldehyde emissions from composite wood products that use formaldehyde-based adhesives. The USEPA, under its Integrated Risk Information System, or IRIS, released a draft of its toxicological review of formaldehyde in 2010. This draft review states that formaldehyde meets the criteria to be described as “carcinogenic to humans” by the inhalation route of exposure based upon evidence of causal links to certain cancers, including leukemia. The National Academy of Sciences, or NAS, was requested by the USEPA to serve as the external peer review body for the draft review. The NAS reviewed the draft IRIS toxicological review and issued a report in April 2011 that criticized the draft IRIS toxicological review and stated that the methodologies and the underlying science used in the draft IRIS review did not clearly support a conclusion of a causal link between formaldehyde exposure and leukemia. It is possible that USEPA may revise its draft IRIS toxicological review to reflect the NAS findings, including the conclusions regarding a causal link between formaldehyde exposure and leukemia. In

December 2011, the conference report for the FY 2012 Omnibus Appropriations bill included a provision directing HHS to refer the NTP 12th RoC file for formaldehyde to the NAS for further review. It is possible, once the NAS review of the NTP 12th RoC formaldehyde file is completed (scheduled for completion in August 2014), the NTP listing of formaldehyde may need to be reassessed by the NTP based on the recommendations in the NAS report. As a result, the list may need to be changed. According to NTP, a listing in the RoC indicates a potential hazard and does not assess cancer risks to individuals associated with exposures in their daily lives. However, the 12th ROC listing, as it exists now, could have material adverse effects on our business. In October 2011, the European Chemical Agency (“ECHA”) publicly released for comment the “Proposal for Harmonized Classification and Labelling Based on Regulation (EC) No 1272/2008 (C.I.P. Regulation), Annex VI, Part 2, Substance Name: FORMALDEHYDE Version Number 2, Date: 28 September 2011.” The French Member State Competent Authorities (“MSCA”) proposed that formaldehyde be reclassified as a Category 1A Carcinogen and Category 2 Mutagen based upon their review of the available evidence. The proposal cited a relationship to NPC. NPC is a rare cancer of the upper respiratory tract. Following a review of the proposal, the Risk Assessment Committee of ECHA, which is made up of representatives from all EU member states, determined that there was sufficient evidence to justify the classification of formaldehyde as a Category 2 Mutagen, but that the evidence reviewed only supported the classification of formaldehyde as a Category 1B Carcinogen (described by the applicable EU regulation as “presumed to have carcinogenic potential for humans, classification is largely based on animal evidence”) rather than as a Category 1A Carcinogen (described as “known to have carcinogenic potential for humans, classification is largely based on human evidence”) as proposed by France. ECHA will forward the recommendation to the European Commission, which could adopt the classification. It is possible that new regulatory requirements could be promulgated to limit human exposure to formaldehyde, that we could incur substantial additional costs to meet any such regulatory requirements, and that there could be a reduction in demand for our formaldehyde-based products. These additional costs and reduced demand could have a material adverse effect on our operations and profitability.

Bis-phenol A (“BPA”), which is manufactured and used as an intermediate at our Deer Park, Texas and Pernis, Netherlands manufacturing facilities, and is also sold directly to third parties, is currently under evaluation as an “endocrine disrupter.” Endocrine disrupters are chemicals that have been alleged to interact with the endocrine systems of human beings and wildlife and disrupt their normal biological processes. BPA continues to be subject to scientific, regulatory and legislative review and negative media attention. Several significant reviews on the safety of BPA were performed by prestigious regulatory and scientific bodies around the globe. These include the World Health Organization, U.S. Food and Drug Administration (“FDA”), European Food Safety Authority, Japanese Research Institute of Science for Safety and Sustainability, The German Society of Toxicology and Health Canada. The FDA’s assessment is that the scientific evidence at this time does not suggest that the very low levels of human exposure to BPA are unsafe. The FDA is actively engaged in the scientific and regulatory review of BPA and has determined that BPA is safe as currently used in FDA-regulated products. In December 2012, France enacted a law that bans BPA in Food Containers by 2015. Per this new law, the production, import, export, and marketing of food packaging containing BPA in direct contact with food contents was banned as of January 1, 2013 for products intended for infants less than 3 years of age, and will be prohibited as of January 1, 2015 for all other consumer products. In January 2013, the California Environmental Protection Agency’s Office of Environmental Health Hazard Assessment (“OEHHA”) issued a notice of intent to list BPA under Proposition 65 as a reproductive toxicant. If listed, manufacturers, dealers, distributors and retailers of products containing BPA would be required to warn individuals prior to exposing them to BPA unless such exposures were shown to be less than a risk-based level (the maximum allowable dose level (“MADL”)). Concurrent with its proposed listing, the OEHHA proposed establishing an MADL for BPA. The American Chemistry Council has filed a lawsuit to challenging this proposed listing. On April 19, 2013, a California state court issued a preliminary injunction ordering OEHHA to remove BPA from the Proposition 65 list during the pendency of the lawsuit. OEHHA subsequently removed the listing and withdrew its MADL for BPA. The lawsuit is proceeding on the merits. Regulatory and legislative initiatives such as these would likely result in a reduction in demand for BPA and our products containing BPA and could also result in an increase in operating costs to meet more stringent regulations. Such increases in operating costs and/or reduction in demand could have a material adverse effect on our operations and profitability.

We manufacture resin-encapsulated sand. Because sand consists primarily of crystalline silica, potential exposure to silica particulate exists. Overexposure to crystalline silica is a recognized health hazard. The Occupational Safety and Health Administration (“OSHA”) continues to maintain on its regulatory calendar the possibility of promulgating a comprehensive occupational health standard for crystalline silica. A proposed rule, which would, among other things, lower the permissible occupational exposure limits to airborne crystalline silica particulate to which workers would be allowed to be exposed, was sent to the Office of Management and Budget (“OMB”) for review in February 2011, but OMB has extended its review period indefinitely. We may incur substantial additional costs to comply with any new OSHA regulations.

In addition, we sell resin-encapsulated sand (proppants) to oil and natural gas drilling operators for use in a process known as hydraulic fracturing. Drilling and hydraulic fracturing of wells is under public and governmental scrutiny due to potential environmental and physical impacts, including possible contamination of groundwater and drinking water and possible links to earthquakes. Currently, studies and reviews of hydraulic fracturing environmental impacts are underway by the USEPA, as directed by the U.S. Congress in 2010. Legislation is being considered or has been adopted by various U.S. states and localities to require public disclosure of the contents of the fracking fluids and/or to further regulate oil and natural gas drilling. New laws and regulations could affect the confidential business information of fracking fluids, including those associated with our proppant technologies and the number of wells drilled by operators, decrease demand for our resin-coated sands and cause a decline in our operations and financial performance. Such a decline in demand could also increase competition and decrease pricing of our products, which could also have a negative impact on our profitability and financial performance.

Scientists periodically conduct studies on the potential human health and environmental impacts of chemicals, including products we manufacture and sell. Also, nongovernmental advocacy organizations and individuals periodically issue public statements alleging human health and environmental impacts of chemicals, including products we manufacture and sell. Based upon such studies or public statements, our customers may elect to discontinue the purchase and use of our products, even in the absence of any government regulation. Such actions could significantly decrease the demand for our products and, accordingly, have a material adverse effect on our business, financial condition, cash flows and profitability. In July 2012, the FDA concluded that polycarbonate, a plastic resin made from BPA, was no longer being used in the manufacture of certain infant and toddler beverage containers and, accordingly, approved a petition from the American Chemistry Council to remove polycarbonate from the list of material approved for the use in the manufacture of such beverage containers. Abandonment of such uses of polycarbonate was due at least in part to adverse publicity alleging possible health effects on infants and toddlers of small amounts of BPA released from the polycarbonate. The FDA’s authority to act on this petition was based solely on marketplace conditions. As noted by the FDA, their action is not based on any finding or conclusion that packaging containing BPA is unsafe. Although the FDA’s determination will not have a direct impact on our business, it could eventually result in a determination by some of our customers to discontinue or decrease the use of our products made from BPA.

We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business.

We cannot predict with certainty the cost of defense, of prosecution or of the ultimate outcome of litigation and other proceedings filed by or against us, including penalties or other civil or criminal sanctions, or remedies or damage awards, and adverse results in any litigation and other proceedings may materially harm our business. Litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, international trade, commercial arrangements, product liability, environmental, health and safety, joint venture agreements, labor and employment or other harms resulting from the actions of individuals or entities outside of our control. In the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that are subject to third-party patents or other third-party intellectual property rights. Litigation based on environmental matters or exposure to hazardous substances in the workplace or based upon the use of our products could result in significant liability for us, which could have a material adverse effect on our business, financial condition and/or profitability.

Because we manufacture and use materials that are known to be hazardous, we are subject to, or affected by, certain product and manufacturing regulations, for which compliance can be costly and time consuming. In addition, we may be subject to personal injury or product liability claims as a result of human exposure to such hazardous materials.

We produce hazardous chemicals that require care in handling and use that are subject to regulation by many U.S. and non-U.S. national, supra-national, state and local governmental authorities. In some circumstances, these authorities must review and, in some cases approve, our products and/or manufacturing processes and facilities before we may manufacture and sell some of these chemicals. To be able to manufacture and sell certain new chemical products, we may be required, among other things, to demonstrate to the relevant authority that the product does not pose an unreasonable risk during its intended uses and/or that we are capable of manufacturing the product in compliance with current regulations. The process of seeking any necessary approvals can be costly, time consuming and subject to unanticipated and significant delays. Approvals may not be granted to us on a timely basis, or at all. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate revenue from those products. New laws and regulations may be introduced in the future that could result in additional compliance costs, bans on product sales or use, seizures, confiscation, recall or monetary fines, any of which could prevent or inhibit the development, distribution or sale of our products and could increase our customers’ efforts to find less hazardous substitutes for our products. We are subject to ongoing reviews of our products and manufacturing processes.

As discussed above, we manufacture and sell products containing formaldehyde, and certain governmental bodies have stated that there is a causal link between formaldehyde exposure and certain types of cancer, including myeloid leukemia and NPC. These conclusions could also become the basis of product liability litigation.

Other products we have made or used have been and could be the focus of legal claims based upon allegations of harm to human health. While we cannot predict the outcome of pending suits and claims, we believe that we maintain adequate reserves, in accordance with our policy, to address currently pending litigation and are adequately insured to cover currently pending and foreseeable future claims. However, an unfavorable outcome in these litigation matters could have a material adverse effect on our business, financial condition and/or profitability and cause our reputation to decline.

We are subject to claims from our customers and their employees, environmental action groups and neighbors living near our production facilities.

We produce and use hazardous chemicals that require appropriate procedures and care to be used in handling them or in using them to manufacture other products. As a result of the hazardous nature of some of the products we produce and use, we may face claims relating to incidents that involve our customers’ improper handling, storage and use of our products. We have historically faced lawsuits, including class action lawsuits that claim liability for death, injury or property damage caused by products that we manufacture or that contain our components. Additionally, we may face lawsuits alleging personal injury or property damage by neighbors living near our production facilities. These lawsuits, and any future lawsuits, could result in substantial damage awards against us, which in turn could encourage additional lawsuits and could cause us to incur significant legal fees to defend such lawsuits, either of which could have a material adverse effect on our business, financial condition and/or profitability. In addition, the activities of environmental action groups could result in litigation or damage to our reputation.

As a global business, we are subject to numerous risks associated with our international operations that could have a material adverse effect on our business.

We have significant manufacturing and other operations outside the United States. Some of these operations are in jurisdictions with unstable political or economic conditions. There are numerous inherent risks in international operations, including, but not limited to:

•	exchange controls and currency restrictions;

•	currency fluctuations and devaluations;

•	tariffs and trade barriers;

•	export duties and quotas;

•	changes in local economic conditions;

•	changes in laws and regulations;

•	exposure to possible expropriation or other government actions;

•	hostility from local populations;

•	diminished ability to legally enforce our contractual rights in non-U.S. countries;

•	restrictions on our ability to repatriate dividends from our subsidiaries;

•	unsettled political conditions and possible terrorist attacks against U.S. interests; and

•	natural disasters or other catastrophic events.

Our international operations expose us to different local political and business risks and challenges. For example, we face potential difficulties in staffing and managing local operations, and we have to design local solutions to manage credit risks of local customers and distributors. In addition, some of our operations are located in regions that may be politically unstable, having particular exposure to riots, civil commotion or civil unrests, acts of war (declared or undeclared) or armed hostilities or other national or international calamity. In some of these regions, our status as a U.S. company also exposes us to increased risk of sabotage, terrorist attacks, interference by civil or military authorities or to greater impact from the national and global military, diplomatic and financial response to any future attacks or other threats.

Some of our operations are located in regions with particular exposure to natural disasters such as storms, floods, fires and earthquakes. It would be difficult or impossible for us to relocate these operations and, as a result, any of the aforementioned occurrences could materially adversely affect our business.

In addition, intellectual property rights may be more difficult to enforce in non-U.S. or non-Western Europe countries.

Our overall success as a global business depends, in part, upon our ability to succeed under different economic, social and political conditions. We may fail to develop and implement policies and strategies that are effective in each location where we do business, and failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to foreign currency risk.

In 2012, approximately 58% of our net sales originated outside the United States. In our Consolidated Financial Statements, we translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period or the exchange rate at the end of that period. During times of a strengthening U.S. dollar, at a constant level of business, our reported international revenues and earnings would be reduced because the local currency would translate into fewer U.S. dollars.

In addition to currency translation risks, we incur a currency transaction risk whenever we enter into a purchase or a sales transaction or indebtedness transaction using a different currency from the currency in which we record revenues. Given the volatility of exchange rates, we may not manage our currency transaction and/or translation risks effectively, and volatility in currency exchange rates may materially adversely affect our financial condition or results of operations, including our tax obligations. Since most of our indebtedness is denominated in U.S. dollars, a strengthening of the U.S. dollar could make it more difficult for us to repay our indebtedness.

We have entered and expect to continue to enter into various hedging and other programs in an effort to protect against adverse changes in the non-U.S. exchange markets and attempt to minimize potential material adverse effects. These hedging and other programs may be unsuccessful in protecting against these risks. Our results of operations could be materially adversely affected if the U.S. dollar strengthens against non-U.S. currencies and our protective strategies are not successful. Likewise, a strengthening U.S. dollar provides opportunities to source raw materials more cheaply from foreign countries.

The European debt crisis and related European financial restructuring efforts have contributed to instability in global credit markets and may cause the value of the Euro to further deteriorate. If global economic and market conditions, or economic conditions in Europe, the United States or other key markets remain uncertain or deteriorate further, the value of the Euro and the global credit markets may weaken. While we do not transact a significant amount of business in Greece, Italy or Spain, the general financial instability in those countries could have a contagion effect on the region and contribute to the general instability and uncertainty in the European Union. If this were to occur, it could adversely affect our European customers and suppliers and in turn have a materially adverse effect on our international business and results of operations.

Increased energy costs could increase our operating expenses, reduce net income and negatively affect our financial condition.

Natural gas and electricity are essential to our manufacturing processes, which are energy-intensive. Oil and natural gas prices have fluctuated greatly over the past several years and we anticipate that they will continue to do so. Our energy costs represented approximately 5% of our total costs of sales in 2012, 2011 and 2010.

Our operating expenses will increase if our energy prices increase. Increased energy prices may also result in greater raw materials costs. If we cannot pass these costs through to our customers, our profitability may decline. In addition, increased energy costs may also negatively affect our customers and the demand for our products.

We face increased competition from other companies and from substitute products, which could force us to lower our prices, which would adversely affect our profitability and financial condition.

The markets that we operate in are highly competitive, and this competition could harm our results of operations, cash flows and financial condition. Our competitors include major international producers as well as smaller regional competitors. We believe that the most significant competitive factor that impacts demand for certain of our products is selling price. We may be forced to lower our selling price based on our competitors’ pricing decisions, which would reduce our profitability. Certain markets that we serve have become commoditized in recent years and have given rise to several industry participants, resulting in fierce price competition in these markets. This has been further magnified by the impact of the recent global economic downturn, as companies have focused more on price to retain business and market share. In addition, we face competition from a number of products that are potential substitutes for our products. Growth in substitute products could adversely affect our market share, net sales and profit margins.

Additional trends include current and anticipated consolidation among our competitors and customers which may cause us to lose market share as well as put downward pressure on pricing. There is also a trend in our industries toward relocating manufacturing facilities to lower cost regions, such as Asia, which may permit some of our competitors to lower their costs and improve their competitive position. Furthermore, there has been an increase in new competitors based in these regions.

Some of our competitors are larger, have greater financial resources, have a lower cost structure, and/or have less debt than we do. As a result, those competitors may be better able to withstand a change in conditions within our industry and in the economy as a whole. If we do not compete successfully, our operating margins, financial condition, cash flows and profitability could be adversely affected. Furthermore, if we do not have adequate capital to invest in technology, including expenditures for research and development, our technology could be rendered uneconomical or obsolete, negatively affecting our ability to remain competitive.

We have achieved significant cost savings as a result of the Shared Services Agreement with MPM, and expect additional cost savings from our other strategic initiatives. If the Shared Services Agreement is terminated, or we are unable to achieve cost savings from our other strategic initiatives, it could have a negative effect on our business operations, results of operations, and financial condition.

In connection with the closing of the Momentive Combination, we entered into the Shared Services Agreement with MPM, as amended on March 17, 2011, pursuant to which we provide to MPM and MPM provides to us, certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, technology development, legal and procurement services. We have realized significant cost savings under the Shared Service Agreement, including savings related to shared services and logistics optimization, best-of-source contractual terms, procurement savings, regional site rationalization, administrative and overhead savings. The Shared Services Agreement is subject to termination by either MPM (or us), without cause, on not less than thirty days prior written notice, subject to a one year transition assistance period, and expires in October 2015 (subject to one-year renewals every year thereafter, absent contrary notice from either party). If the Shared Services Agreement is terminated, it could have a negative effect on our business operations, results of operations, and financial condition, as we would need to replace the services being provided by MPM, and would lose the benefits being generated under the agreement at the time.

Furthermore, we have not yet realized all of the cost savings and synergies we expect to achieve from our other strategic initiatives. A variety of risks could cause us not to realize the expected cost savings and synergies, including but not limited to, higher than expected severance costs related to staff reductions; higher than expected retention costs for employees that will be retained; higher than expected stand-alone overhead expenses; delays in the anticipated timing of activities related to our cost-saving plan; and other unexpected costs associated with operating our business.

In addition, while we have been successful in reducing costs and generating savings, factors may arise that may not allow us to sustain our current cost structure. As market and economic conditions change, we may also launch other cost savings initiatives. To the extent we are permitted to include the pro forma impact of cost savings initiatives in the calculation of financial covenant ratios or incurrence tests under our ABL Facility or our indentures, our failure to realize such savings could impact our compliance with such covenants or tests.

Our success depends in part on our ability to protect our intellectual property rights, and our inability to enforce these rights could have a material adverse effect on our competitive position.

We rely on the patent, trademark, copyright and trade-secret laws of the United States and the countries where we do business to protect our intellectual property rights. We may be unable to prevent third parties from using our intellectual property without our authorization. The unauthorized use of our intellectual property could reduce any competitive advantage we have developed, reduce our market share or otherwise harm our business. In the event of unauthorized use of our intellectual property, litigation to protect or enforce our rights could be costly, and we may not prevail.

Many of our technologies are not covered by any patent or patent application, and our issued and pending U.S. and non-U.S. patents may not provide us with any competitive advantage and could be challenged by third parties. Our inability to secure issuance of our pending patent applications may limit our ability to protect the intellectual property rights these pending patent applications were intended to cover. Our competitors may attempt to design around our patents to avoid liability for infringement and, if successful, our competitors could adversely affect our market share. Furthermore, the expiration of our patents may lead to increased competition.

Our pending trademark applications may not be approved by the responsible governmental authorities and, even if these trademark applications are granted, third parties may seek to oppose or otherwise challenge these trademark applications. A failure to obtain trademark registrations in the United States and in other countries could limit our ability to protect our products and their associated trademarks and impede our marketing efforts in those jurisdictions.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some foreign countries. In some countries we do not apply for patent, trademark or copyright protection. We also rely on unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, these confidentiality agreements are limited in duration and could be breached, and may not provide meaningful protection of our trade secrets or proprietary manufacturing expertise. Adequate remedies may not be available if there is an unauthorized use or disclosure of our trade secrets and manufacturing expertise. In addition, others may obtain knowledge about our trade secrets through independent development or by legal means. The failure to protect our processes, apparatuses, technology, trade secrets and proprietary manufacturing expertise, methods and compounds could have a material adverse effect on our business by jeopardizing critical intellectual property.

Where a product formulation or process is kept as a trade secret, third parties may independently develop or invent and patent products or processes identical to our trade-secret products or processes. This could have an adverse impact on our ability to make and sell products or use such processes and could potentially result in costly litigation in which we might not prevail.

We could face intellectual property infringement claims that could result in significant legal costs and damages and impede our ability to produce key products, which could have a material adverse effect on our business, financial condition and results of operations.

Our production processes and products are specialized; however, we could face intellectual property infringement claims from our competitors or others alleging that our processes or products infringe on their proprietary technology. If we were subject to an infringement suit, we may be required to change our processes or products, or stop using certain technologies or producing the infringing product entirely. Even if we ultimately prevail in an infringement suit, the existence of the suit could cause our customers to seek other products that are not subject to infringement suits. Any infringement suit could result in significant legal costs and damages and impede our ability to produce key products, which could have a material adverse effect on our business, financial condition and results of operations.

We depend on certain of our key executives and our ability to attract and retain qualified employees.

Our ability to operate our business and implement our strategies depends, in part, on the skills, experience and efforts of Craig O. Morrison, our chief executive officer and president, and William H. Carter, our chief financial officer, and other key members of our leadership team. We do not maintain any key-man insurance on any of these individuals. In addition, our success will depend on, among other factors, our ability to attract and retain other managerial, scientific and technical qualified personnel, particularly research scientists, technical sales professionals, and engineers who have specialized skills required by our business and focused on the industries in which we compete. Competition for qualified employees in the chemicals industry is intense and the loss of the services of any of our key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on our business or business prospects. Further, if any of these executives or employees joins a competitor, we could lose customers and suppliers and incur additional expenses to recruit and train personnel, who require time to become productive and to learn our business.

Our and MPM’s majority shareholder’s interest may conflict with or differ from our interests.

Apollo controls our ultimate parent company, Momentive Performance Materials Holdings LLC, or Momentive Holdings, which indirectly owns 100% of our common equity. In addition, representatives of Apollo comprise a majority of our directors. As a result, Apollo can control our ability to enter into significant corporate transactions such as mergers, tender offers and the sale of all or substantially all of our assets. The interests of Apollo and its affiliates could conflict with or differ from our interests. For example, the concentration of ownership held by Apollo could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination which may otherwise be favorable for us.

Our ultimate parent company, Momentive Holdings, is also the ultimate parent company of our affiliate, MPM. Therefore, in addition to controlling our activities through its control of Momentive Holdings, Apollo can also control the activities of MPM through this same ownership and control structure. There can be no assurance that Apollo (and our senior management team, many of whom hold the same position with, or also provide services to, MPM) will not decide to focus its attention and resources on matters relating to MPM or Momentive Holdings that otherwise could be directed to our business and operations. If Apollo determines to focus attention and resources on MPM or any new business lines of MPM instead of us, it could adversely affect our ability to expand our existing business or develop new business.

Additionally, Apollo is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete, directly or indirectly with us. Apollo may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Additionally, even if Apollo invests in competing businesses through Momentive Holdings, such investments may be made through MPM or a newly-formed subsidiary of Momentive Holdings. Any such investment may increase the potential for the conflicts of interest discussed in this risk factor.

So long as Apollo continues to indirectly own a significant amount of the equity of Momentive Holdings, even if such amount is less than 50%, they will continue to be able to substantially influence or effectively control our ability to enter into any corporate transactions.

Because our equity securities are not and will not be registered under the securities laws of the United States or in any other jurisdiction and are not listed on any U.S. securities exchange, we are not subject to certain of the corporate governance requirements of U.S. securities authorities or to any corporate governance requirements of any U.S. securities exchanges.

The diversion of our key personnel’s attention to other businesses could adversely affect our business and results of operations.

Certain members of our senior management team, including Mr. Morrison, our chief executive officer and president, and Mr. Carter, our chief financial officer, and certain of our other employees, who provide substantial services to our businesses, also act in such capacities and provide services with respect to our affiliate MPM. Certain individuals employed by MPM also provide services to our business. The services of such individuals are provided by us to MPM, or by MPM to us, pursuant to the Shared Services Agreement. Any or all of these individuals may be required to focus their time and energies on matters relating to MPM that otherwise could be directed to our business and operations. If the attention of our senior management team, and/or such other individuals providing substantial services to our business, is significantly diverted from their responsibilities to us, it could affect our ability to service our existing business and develop new business, which could have a material adverse effect on our business and results of operations. We cannot assure you that the Shared Services Agreement will not be disruptive to our business.

If we fail to extend or renegotiate our collective bargaining agreements with our works councils and labor unions as they expire from time to time, if disputes with our works councils or unions arise, or if our unionized or represented employees were to engage in a strike or other work stoppage, our business and operating results could be materially adversely affected.

As of December 31, 2012, approximately 45% of our employees were unionized or represented by works councils that were covered by collective bargaining agreements. In addition, some of our employees reside in countries in which employment laws provide greater bargaining or other employee rights than the laws of the United States. These rights may require us to expend more time and money altering or amending employees’ terms of employment or making staff reductions. For example, most of our employees in Europe are represented by works councils, which generally must approve changes in conditions of employment, including restructuring initiatives and changes in salaries and benefits. A significant dispute could divert our management’s attention and otherwise hinder our ability to conduct our business or to achieve planned cost savings.

We may be unable to timely extend or renegotiate our collective bargaining agreements as they expire. We have collective bargaining agreements which will expire during the next two years. We also may be subject to strikes or work stoppages by, or disputes with, our labor unions. If we fail to extend or renegotiate our collective bargaining agreements, if disputes with our works councils or unions arise or if our unionized or represented workers engage in a strike or other work stoppage, we could incur higher labor costs or experience a significant disruption of operations, which could have a material adverse effect on our business, financial position and results of operations.

Our pension plans are unfunded or under-funded, and our required cash contributions could be higher than we expect, having a material adverse effect on our financial condition and liquidity.

We sponsor various pension and similar benefit plans worldwide.

Our U.S. and non-U.S. defined benefit pension plans were under-funded in the aggregate by $84 and $206, respectively, as of December 31, 2012.

We are legally required to make contributions to our pension plans in the future, and those contributions could be material. The need to make these cash contributions will reduce the amount of cash that would be available to meet other obligations or the needs of our business, which could have a material adverse effect on our financial condition and liquidity.

In 2013, we expect to contribute approximately $12 and $10 to our U.S. and non-U.S. defined benefit pension plans, respectively, which we believe is sufficient to meet the minimum funding requirements as set forth in employee benefit and tax laws.

Our future funding obligations for our employee benefit plans depend upon the levels of benefits provided for by the plans, the future performance of assets set aside for these plans, the rates of interest used to determine funding levels, the impact of potential business dispositions, actuarial data and experience, and any changes in government laws and regulations. In addition, our employee benefit plans hold a significant amount of equity securities. If the market values of these securities decline, our pension expense and funding requirements would increase and, as a result, could have a material adverse effect on our business.

Any decrease in interest rates and asset returns, if and to the extent not offset by contributions, could increase our obligations under these plans. If the performance of assets in the funded plans does not meet our expectations, our cash contributions for these plans could be higher than we expect, which could have a material adverse effect on our financial condition and liquidity.

Natural or other disasters have, and could in the future, disrupt our business and result in loss of revenue or higher expenses.

Any serious disruption at any of our facilities or our suppliers’ facilities due to hurricane, fire, earthquake, flood, terrorist attack or any other natural or man-made disaster could impair our ability to use our facilities and have a material adverse impact on our revenues and increase our costs and expenses. If there is a natural disaster or other serious disruption at any of our facilities or our suppliers’ facilities, it could impair our ability to adequately supply our customers and negatively impact our operating results. For example, our manufacturing facilities in the U.S. Gulf Coast region were also impacted by Hurricanes Katrina and Rita in 2005 and Hurricanes Gustav and Ike in 2008. In addition, many of our current and potential customers are concentrated in specific geographic areas. A disaster in one of these regions could have a material adverse impact on our operations, operating results and financial condition. Our business interruption insurance may not be sufficient to cover all of our losses from a disaster, in which case our unreimbursed losses could be substantial.

Security breaches and other disruptions to our information technology infrastructure could interfere with our operations, and could compromise our information and the information of our customers and suppliers, exposing us to liability which would cause our business and reputation to suffer.

In the ordinary course of business, we rely upon information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including supply chain, manufacturing, distribution, invoicing, and collection of payments from customers. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, the propriety business information of our customers and suppliers, as well as personally identifiable information of our customers and employees, in data centers and on information technology networks. The secure operation of these information technology networks, and the processing and maintenance of this information is critical to our business operations and strategy. Despite security measures and business continuity plans, our information technology networks and infrastructure may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to employee error or malfeasance, or other disruptions during the process of upgrading or replacing computer software or hardware, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. The occurrence of any of these events could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disrupt operations, and damage our reputation, which could adversely affect our business, financial condition and results of operations.

Acquisitions and joint ventures that we pursue may present unforeseen integration obstacles and costs, increase our leverage and negatively impact our performance. Divestitures that we pursue also may present unforeseen obstacles and costs and alter the synergies we expect to achieve from the Momentive Combination.

We have made acquisitions of related businesses, and entered into joint ventures in the past and intend to selectively pursue acquisitions of, and joint ventures with, related businesses as one element of our growth strategy. Acquisitions may require us to assume or incur additional debt financing, resulting in additional leverage and complex debt structures. If such acquisitions are consummated, the risk factors we describe above and below, and for our business generally, may be intensified.

Our ability to implement our growth strategy is limited by covenants in our ABL Facility, indentures and other indebtedness, our financial resources, including available cash and borrowing capacity, and our ability to integrate or identify appropriate acquisition and joint venture candidates.

The expense incurred in consummating acquisitions of related businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in our incurring unanticipated expenses and losses. Furthermore, we may not be able to realize any anticipated benefits from acquisitions or joint ventures. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with our acquisition and joint venture strategy include:

•	potential disruptions of our ongoing business and distraction of management;

•	unexpected loss of key employees or customers of the acquired company;

•	conforming the acquired company’s standards, processes, procedures and controls with our operations;

•	coordinating new product and process development;

•	hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations.

In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses. For example, if we were to acquire an international business, the preparation of the U.S. GAAP financial statements could require significant management resources. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business. Our acquisition and joint venture strategy may not be successfully received by customers, and we may not realize any anticipated benefits from acquisitions or joint ventures.

In addition, we have selectively made, and may in the future, pursue divestitures of certain of our businesses as one element of our portfolio optimization strategy. Divestitures may require us to separate integrated assets and personnel from our retained businesses and devote our resources to transitioning assets and services to purchasers, resulting in disruptions to our ongoing business and distraction of management. Divestitures may alter synergies we expect to achieve from the Momentive Combination.

Risks Related to Our Indebtedness

We may be unable to generate sufficient cash flows from operations to meet our consolidated debt service payments.

In January 2013, we issued an additional $1,100 aggregate principal amount of 6.625% First-Priority Senior Secured Notes due 2020 at an issue price of 100.75%. We used the gross proceeds of $1,108 ($1,100 plus a premium of $8) to (i) repay approximately $910 of term loans under our senior secured credit facilities, (ii) purchase $89 aggregate principal amount of our Floating Rate Second-Priority Senior Secured Notes due 2014 (the “Floating Rate Notes”) in a tender offer, (iii) satisfy and discharge the remaining $31 aggregate principal amount of Floating Rate Notes, which were redeemed on March 2, 2013 at a redemption price equal to 100% plus accrued and unpaid interest to the redemption date, (iv) pay related transaction costs and expenses, including the initial purchaser discount and (v) provide incremental liquidity of $54.

In January 2013, we also issued $200 aggregate principal amount of 8.875% Senior Secured Notes due 2018 at an issue price of 100%. These notes were issued to lenders in exchange for loans of our direct parent, MSC Holdings, which were retired in full.

Additionally, in March 2013, we entered into a new $400 asset-based revolving loan facility, which is subject to a borrowing base (the “ABL Facility”). The ABL Facility replaced the $171 revolving credit facility and the $47 synthetic letter of credit facility under our senior secured credit facilities.

We have substantial consolidated indebtedness. As of June 30, 2013, we had approximately $3.8 billion of consolidated outstanding indebtedness, including payments due within the next twelve months and short-term borrowings. In addition, we had a $400 undrawn revolver under our ABL Facility, subject to a borrowing base. In 2013, our annualized cash interest expense is projected to be approximately $296 based on consolidated indebtedness and interest rates at June 30, 2013, of which $290 represents cash interest expense on fixed-rate obligations, including variable rate debt subject to interest rate swap agreements.

As of June 30, 2013, approximately $100, or 3%, of our borrowings are at variable interest rates and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same. Assuming our consolidated variable interest rate indebtedness outstanding as of June 30, 2013 remains the same, an increase of 1% in the interest rates payable on our variable rate indebtedness would increase our annual estimated debt service requirements by approximately $1.

Our ability to generate sufficient cash flows from operations to make scheduled debt service payments depends on a range of economic, competitive and business factors, many of which are outside of our control. Our business may generate insufficient cash flows from operations to meet our debt service and other obligations, and currently anticipated cost savings, working capital reductions and operating improvements may not be realized on schedule, or at all. If we are unable to meet our expenses and debt service obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or issue additional equity securities. We may be unable to refinance any of our indebtedness, sell assets or issue equity securities on commercially reasonable terms, or at all, which could cause us to default on our obligations and result in the acceleration of our debt obligations. Our inability to generate sufficient cash flows to satisfy our outstanding debt obligations, or to refinance our obligations on commercially reasonable terms, would have a material adverse effect on our business, financial condition and results of operations.

Availability under the ABL Facility is subject to a borrowing base based on a specified percentage of eligible accounts receivable and inventory. As of June 30, 2013, the borrowing base reflecting various required reserves was approximately $400, and our borrowing availability after factoring in outstanding letters of credit under the ABL Facility was $368. However, the borrowing base (including various reserves) will be updated on a monthly basis, so the actual borrowing base could be lower in the future. To the extent the borrowing base is lower than we expect, that could significantly impair our liquidity.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

Our substantial consolidated indebtedness could have other important consequences, including but not limited to the following:

•	it may limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	we are more highly leveraged than many of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to downturns in our business or in the economy;

•	a substantial portion of our cash flows from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes;

•	it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities;

•	it may make it more difficult for us to satisfy our obligations with respect to our existing indebtedness;

•	it may adversely affect terms under which suppliers provide material and services to us;

•	it may limit our ability to borrow additional funds or dispose of assets; and

•	it may limit our ability to fully achieve possible cost savings from the Momentive Combination.

There would be a material adverse effect on our business and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed.

Despite our substantial indebtedness, we may still be able to incur significant additional indebtedness. This could intensify the risks described above and below.

We may be able to incur substantial additional indebtedness in the future. Although the terms governing our indebtedness contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to numerous qualifications and exceptions, and the indebtedness we may incur in compliance with these restrictions could be substantial. Increasing our indebtedness could intensify the risks described above and below.

The terms governing our outstanding debt, including restrictive covenants, may adversely affect our operations.

The terms governing our outstanding debt contain, and any future indebtedness we incur would likely contain, numerous restrictive covenants that impose significant operating and financial restrictions on our ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends and make other distributions to our shareholders;

•	create or incur certain liens;

•	make certain loans, acquisitions, capital expenditures or investments;

•	engage in sales of assets and subsidiary stock;

•	enter into sale/leaseback transactions;

•	enter into transactions with affiliates; and

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions.

In addition, the credit agreement governing our ABL Facility requires us to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 at any time when the availability is less than the greater of (x) $40 and (y) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time. The fixed charge coverage ratio under the credit agreement governing the ABL Facility is generally defined as the ratio of (a) Adjusted EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured on a last twelve months, or LTM, basis. If in the future we do not anticipate to be able to meet such ratio, we expect not to allow our availability under the ABL Facility to fall below such levels.

A breach of our fixed charge coverage ratio covenant, if in effect, would result in an event of default under our ABL Facility. Pursuant to the terms of our ABL Facility, our direct parent company will have the right, but not the obligation to cure such default through the purchase of additional equity in up to two of any four consecutive quarters and seven total during the term of the ABL Facility. If a breach of a fixed charge coverage ratio covenant is not cured or waived, or if any other event of default under the ABL Facility occurs, the lenders under such credit facilities:

•	would not be required to lend any additional amounts to us;

•

could elect to declare all borrowings outstanding under such ABL Facility, together with accrued and unpaid interest and fees, due and payable and could demand cash collateral for all letters of credit issued thereunder;

•	could apply all of our available cash that is subject to the cash sweep mechanism of the ABL Facility to repay these borrowings; and/or

•	could prevent us from making payments on our notes;

any or all of which could result in an event of default under our notes.

The ABL Facility provides for “springing control” over the cash in our deposit accounts constituting collateral for the ABL Facility, and such cash management arrangements includes a cash sweep at any time that availability under the ABL Facility is less than the greater of (x) $40 and (y) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time. Such cash sweep, if in effect, will cause all our available cash to be applied to outstanding borrowings under our ABL Facility. If we satisfy the conditions to borrowings under the ABL Facility while any such cash sweep is in effect, we may be able to make additional borrowings under the ABL Facility to satisfy our working capital and other operational needs. If we do not satisfy the conditions to borrowing, we will not be permitted to make additional borrowings under our ABL Facility, and we will not have sufficient cash to satisfy our working capital and other operational needs.

In addition, the terms governing our indebtedness limit our ability to sell assets and also restrict the use of proceeds from that sale, including restrictions on transfers from us to MPM and vice versa. We may be unable to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations. Furthermore, a substantial portion of our assets is, and may continue to be, intangible assets. Therefore, it may be difficult for us to pay our consolidated debt obligations in the event of an acceleration of any of our consolidated indebtedness.

Repayment of our debt, including required principal and interest payments, depends on cash flows generated by our subsidiaries, which may be subject to limitations beyond our control.

Our subsidiaries own a significant portion of our consolidated assets and conduct a significant portion of our consolidated operations. Repayment of our indebtedness depends, to a significant extent, on the generation of cash flows and the ability of our subsidiaries to make cash available to us by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments on our indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from subsidiaries. While there are limitations on the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make intercompany payments, these limitations are subject to certain qualifications and exceptions. In the event that we are unable to receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

A downgrade in our debt ratings could restrict our access to, and negatively impact the terms of, current or future financings or trade credit.

Standard & Poor’s Ratings Services and Moody’s Investors Service maintain credit ratings on us and certain of our debt. Each of these ratings is currently below investment grade. Any decision by these or other ratings agencies to downgrade such ratings or put us on negative watch in the future could restrict our access to, and negatively impact the terms of, current or future financings and trade credit extended by our suppliers of raw materials or other vendors.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults upon Senior Securities

There were no defaults upon senior securities during the first six months of 2013.

Item 4.	Mine Safety Disclosures

This item is not applicable to the registrant.

Item 5.	Other Information

None.

Item 6.	Exhibits

31.1	Rule 13a-14 Certifications:

(a) Certificate of the Chief Executive Officer

(b) Certificate of the Chief Financial Officer

32.1	Section 1350 Certifications

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MOMENTIVE SPECIALTY CHEMICALS INC.

Date: August 13, 2013	/s/ William H. Carter
William H. Carter
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 31.1(a)

Certification of Financial Statements and Internal Controls

I, Craig O. Morrison, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Momentive Specialty Chemicals Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 13, 2013

/s/ Craig O. Morrison
Craig O. Morrison
Chief Executive Officer

Exhibit 31.1(b)

Certification of Financial Statements and Internal Controls

I, William H. Carter, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Momentive Specialty Chemicals Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 13, 2013

/s/ William H. Carter
William H. Carter
Chief Financial Officer

Exhibit 32.1

Certification Pursuant To

18 U.S.C. Section 1350,

As Adopted Pursuant to

Section 906 Of The Sarbanes-Oxley Act of 2002

In connection with the Quarterly Report of Momentive Specialty Chemicals Inc. (the “Company”) on Form 10-Q for the period ended June 30, 2013 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Craig O. Morrison	/s/ William H. Carter
Craig O. Morrison	William H. Carter
Chief Executive Officer	Chief Financial Officer

August 13, 2013	August 13, 2013

A signed original of this statement required by Section 906 has been provided to Momentive Specialty Chemicals Inc. and will be retained by Momentive Specialty Chemicals Inc. and furnished to the Securities and Exchange Commission or its staff upon request.